UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2009.

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2009

On November 9, 2009, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded information as to the registrant’s financial condition and results of operations at and for the three and six months ended September 30, 2009. Attached hereto is a copy of the press release, dated November 9, 2009, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2010. The consolidated financial information of the registrant and that of its subsidiary, NTT DOCOMO INC., included in the press release was prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as that of its subsidiary NTT DATA CORPORATION, was prepared on the basis of accounting principles generally accepted in Japan. The financial information for the three and six months ended September 30, 2009 in the press release is unaudited.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager Finance and Accounting Department

Date: November 9, 2009

Financial Results Release	November 9, 2009
For the Six Months Ended September 30, 2009	[U.S. GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432 (URL http://www.ntt.co.jp/ir/)

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Representative: Satoshi Miura, President and Chief Executive Officer

Contact: Koji Ito, Head of IR, Finance and Accounting Department/ TEL (03)5205-5581

Scheduled date of filing quarterly securities report: November 10, 2009

Scheduled date of dividend payments: December 10, 2009

1. Consolidated Financial Results for the Six Months Ended September 30, 2009 (April 1, 2009 – September 30, 2009)

Amounts are rounded off to nearest million yen.

(1) Consolidated Results of Operations	(Millions of yen)
	Operating Revenues		Operating Income		Income (Loss) before Income Taxes
Six months ended September 30, 2009	4,998,108	(3.2%)	646,770	(13.2%)	643,590	(16.5%)
Six months ended September 30, 2008	5,164,593	—	745,082	—	771,161	—

Notes:	1. Percentages above represent changes from the corresponding previous period.

2.      Since “Net Income” includes noncontrolling interests from the fiscal year ending March 31, 2010 in accordance with the accounting pronouncement issued in December 2007 relating to noncontrolling interests, “Net Income” is not presented on this page. For further details, see “Noncontrolling Interests in Consolidated Financial Statements” on page 3.

(2) Consolidated Financial Position	(Millions of yen, except per share amounts)
	Total Assets	Nippon Telegraph and Telephone Corporation Shareholders’ Equity	Equity Ratio (Ratio of Nippon Telegraph and Telephone Corporation Shareholders’ Equity to Total Assets)	Nippon Telegraph and Telephone Corporation Shareholders’ Equity per Share
September 30, 2009	18,546,883	7,541,171	40.7%	5,698.83 (yen)
March 31, 2009	18,796,388	7,298,110	38.8%	5,515.18 (yen)

Note: “Nippon Telegraph and Telephone Corporation Shareholders’ Equity” was previously referred to as “Shareholders’ Equity” in prior years.

2. Dividends

Dividends per Share
	End of the first quarter	End of the second quarter	End of the third quarter	Year-end	Total
Year ended March 31, 2009	—	5,500.00 (yen)	—	55.00 (yen)	— (yen)
Year ending March 31, 2010	—	60.00 (yen)	—	—	—
Year ending March 31, 2010 (Forecasts)	—	—	—	60.00 (yen)	120.00 (yen)

Note: Change in forecasts of dividends during the six months ended September: None

3. Consolidated Financial Results Forecasts for the Year Ending March 31, 2010 (April 1, 2009 – March 31, 2010)

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes
Year ending March 31, 2010	10,170,000	(2.4%)	1,110,000	0.0%	1,080,000	(2.3%)

Notes:	1. Percentages above represent changes from the previous period.

2.      Change in consolidated financial results forecasts for the year ending March 31, 2010 during the six months ended September 30, 2009: Yes

3.      Since “Net Income” includes noncontrolling interests from the fiscal year ending March 31, 2010 in accordance with the accounting pronouncement issued in December 2007 relating to noncontrolling interests, “Net Income” for the Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2010 is not presented on this page. For further details, see “Noncontrolling Interests in Consolidated Financial Statements” on page 3.

4. Others

(1)	Change in significant consolidated subsidiaries (which resulted in changes in scope of consolidation): None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change in significant accounting principles, procedures and presentation in quarterly consolidated financial statements

(i) Change due to revision of accounting standards and other regulations: Yes

(ii) Others: None

(For further details, please see “Others” on page 12.)

(4)	Number of shares outstanding (common stock)

1. Number of shares outstanding (including treasury stock):
September 30, 2009:	1,574,120,900 shares
March 31, 2009:	1,574,120,900 shares
2. Number of treasury stock:
September 30, 2009:	250,837,921 shares
March 31, 2009:	250,844,167 shares
3. Weighted average number of shares outstanding:
For the six months ended September 30, 2009:	1,323,282,575 shares
For the six months ended September 30, 2008:	13,572,763 shares

*	Explanation for forecasts of operation and other notes:

With regard to the consolidated financial results forecasts, please refer to page 3.

With regard to the assumptions and other related matters concerning the above estimated results, please refer to pages 11 and 28.

Figures provided for Dividends per Share end of the second quarter for the fiscal year ended March 31, 2009 and weighted average number of shares outstanding for the six months ended September 30, 2008 are calculated based on the number of shares before the stock split that took effect on January 4, 2009.

(Reference) Noncontrolling Interests in Consolidated Financial Statements

Effective April 1, 2009, NTT adopted the accounting pronouncement issued by the Financial Accounting Standards Board (“FASB”) in December 2007 relating to noncontrolling interests in consolidated financial statements. This pronouncement establishes accounting and reporting standards for the noncontrolling interest (previously referred to as minority interests) in a subsidiary and for the deconsolidation of a subsidiary. This pronouncement requires the presentation that the noncontrolling interest should be reclassified to equity and consolidated net income should be adjusted to include net income attributed to the noncontrolling interest in the consolidated financial statements. This pronouncement also requires single method of accounting as equity transactions for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation.

Upon the adoption of this pronouncement, “Net Income”, which includes income attributable to noncontrolling interests, and “Net Income Attributable to Nippon Telegraph and Telephone Corporation (“NTT”)” are presented in the consolidated statements of income. “Net Income Attributable to NTT”, “Earnings per Share Attributable to NTT” and “Diluted Earnings per Share Attributable to NTT” for the Consolidated Results of Operations for the six months ended September 30, 2008 and 2009 as well as “Net Income Attributable to NTT” and “Earnings per Share Attributable to NTT” for the Consolidated Financial Results Forecasts for the year ending March 31, 2010 are as follows:

Consolidated Financial Results for the Six Months Ended September 30, 2009 (April 1, 2009 – September 30, 2009)

Amounts are rounded off to nearest million yen.

Consolidated Results of Operations

	(Millions of yen)
	Net Income Attributable to NTT*		Basic Earnings per Share Attributable to NTT	Diluted Earnings per Share Attributable to NTT
Six months ended September 30, 2009	282,244	(30.5%)	213.29 (yen)	— (yen)
Six months ended September 30, 2008	406,353	—	29,938.86 (yen)	— (yen)

Consolidated Financial Results Forecasts for the Year Ending March 31, 2010 (April 1, 2009 – March 31, 2010)

(Millions of yen, except per share amounts)
	Net Income Attributable to NTT*	Basic Earnings per Share Attributable to NTT
Year ending March 31, 2010	460,000 (14.6%)	347.62 (yen)

*	“Net Income Attributable to NTT” is calculated in the same manner as “Net Income” previously reported until last fiscal year.

(Percentages above represent changes from the corresponding previous period.)

1. QUALITATIVE INFORMATION RELATING TO CONSOLIDATED BUSINESS RESULTS

(1) Consolidated results

	(Billions of yen)
	Three-Month Period Ended September 30, 2008 (July 1, 2008 – September 30, 2008)	Three-Month Period Ended September 30, 2009 (July 1, 2009 – September 30, 2009)	Change	Percent Change
Operating revenues	2,571.0	2,495.2	(75.8)	(2.9%)
Operating expenses	2,198.0	2,174.2	(23.8)	(1.1%)
Operating income	373.0	321.0	(52.0)	(13.9%)
Net income before income taxes	383.3	317.7	(65.6)	(17.1%)
Net income attributable to NTT	230.8	142.7	(88.1)	(38.2%)

	(Billions of yen)
	Six-Month Period Ended September 30, 2008 (April 1, 2008 – September 30, 2008)	Six-Month Period Ended September 30, 2009 (April 1, 2009 – September 30, 2009)	Change	Percent Change
Operating revenues	5,164.6	4,998.1	(166.5)	(3.2%)
Operating expenses	4,419.5	4,351.3	(68.2)	(1.5%)
Operating income	745.1	646.8	(98.3)	(13.2%)
Net income before income taxes	771.2	643.6	(127.6)	(16.5%)
Net income attributable to NTT	406.4	282.2	(124.1)	(30.5%)

During the three-month period ended September 30, 2009, NTT Group took measures to expand broadband and ubiquitous services pursuant to its new Medium-Term Strategy entitled “Road to Service Creation Business Group” adopted in May 2008.

In the fixed-line communications market, the expansion of optical services and the accompanying shift from existing fixed-line telephones to optical IP telephones continued. Diverse services such as video distribution services were also deployed by various providers. Under these market conditions, in the next-generation network (NGN) segment, NTT Group endeavored to expand its “FLET’S Hikari Next” service area and the sale of services such as “Hikari TV” that take advantage of the capabilities of the NGN. NTT Group also made efforts to form alliances with other companies to expand distribution. As a result of these efforts, the number of “FLET’S Hikari” subscriptions reached 12.28 million at September 30, 2009.

In the mobile communications market, with the market reaching saturation due to the increased penetration rate, the competition among carriers to acquire customers and enhance services is becoming increasingly fierce. Under these market conditions, NTT DOCOMO revised the billing plans for its two-tier flat-rate service “Pake-hodai double” and “Biz-hodai double” and enhanced “docomo-doga” and other video content services thereby continuing to expand the packet communications use of its customers. With respect to mobile terminals, NTT DOCOMO launched seven handset models, including the first handset in Japan operating with “Android”1 and the first waterproof version of the Raku-Raku PHONE series to cater to the diverse needs of its customers. In addition, NTT DOCOMO launched “docomo Mobile Remittance”, a service that enables an NTT DOCOMO subscriber to send money to a recipient simply by designating the recipient’s mobile telephone number without the recipient needing to open a bank account or register, as a part of the endeavor to increase efficiency. As a result of these measures, the number of mobile phone subscriptions reached 55.19 million, of which 51.26 million were FOMA service subscriptions, accounting for 92.9% of all subscriptions.

With respect to services for corporate customers, NTT Group continued its efforts to provide high value-added solutions tailored to customers’ industries and business categories and to enhance its support capabilities adapted to the global business activities of the customers. NTT Group also made an announcement that, as a part of its “SaaS over NGN” efforts to support SaaS2 businesses using the NGN, it will develop “series of functions SaaS platform3” as a service base for SaaS businesses. NTT announced that it will deploy services using the series of functions SaaS platform3.

In its global businesses, NTT Group established new overseas business sites and formed capital and business alliances with local businesses to further improve its services from the perspective of coverage area expansion, support service enhancement and quality improvement.

As a result of these efforts, NTT Group’s consolidated operating revenues for the three-month period ended September 30, 2009 were ¥2,495.2 billion (a decrease of 2.9% from the same period of the previous fiscal year), consolidated operating expenses were ¥2,174.2 billion (a decrease of 1.1% from the same period of the previous fiscal year), consolidated operating income was ¥321.0 billion (a decrease of 13.9% from the same period of the previous fiscal year), and consolidated net income before income taxes was ¥317.7 billion (a decrease of 17.1% from the same period of the previous fiscal year). Consolidated net income attributable to NTT was ¥142.7 billion (a decrease of 38.2% from the same period of the previous fiscal year) due in part to the fact that consolidated net income attributable to NTT was comparatively higher in the previous fiscal year owing to the effects of a one-time decrease in income tax (decrease in a deferred income tax liability) which resulted from the merger by NTT DOCOMO of its eight regional subsidiaries during the second quarter of the fiscal year ended March 31, 2009.

For the six-month period ended September 30, 2009, NTT Group’s consolidated operating revenues were ¥4,998.1 billion (a decrease of 3.2% from the same period of the previous fiscal year). Consolidated operating expenses were ¥4,351.3 billion (a decrease of 1.5% from the same period of the previous fiscal year). As a result, consolidated operating income was ¥646.8 billion (a decrease of 13.2% from the same period of the previous fiscal year) while consolidated net income before income taxes was ¥643.6 billion (a decrease of 16.5% from the same period of the previous fiscal year). Consolidated net income attributable to NTT was ¥282.2 billion (a decrease of 30.5% from the same period of the previous fiscal year) for the six-month period ended September 30, 2009.

Notes:

1. An operating system for mobile phones. It is characterized by an open development environment.

2. Software as a Service - a service for providing software applications to customers via networks.

3. A collective term for the authentication platform function, portal site function, fee charging & collecting function, multi-payment credit settlement function, network gateway function and web-system construction platform function.

* NTT Group’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States.

(2) Segment results

Results by business segment are as follows.

<1> Regional telecommunications business segment

	(Billions of yen)
	Three-Month Period Ended September 30, 2008 (July 1, 2008 – September 30, 2008)	Three-Month Period Ended September 30, 2009 (July 1, 2009 – September 30, 2009)	Change	Percent Change
Operating revenues	1,013.2	976.9	(36.3)	(3.6%)
Operating expenses	983.7	942.3	(41.4)	(4.2%)
Operating income	29.5	34.6	5.1	17.3%

	(Billions of yen)
	Six-Month Period Ended September 30, 2008 (April 1, 2008 – September 30, 2008)	Six-Month Period Ended September 30, 2009 (April 1, 2009 – September 30, 2009)	Change	Percent Change
Operating revenues	2,008.4	1,937.7	(70.7)	(3.5%)
Operating expenses	1,967.7	1,887.0	(80.7)	(4.1%)
Operating income	40.7	50.7	10.0	24.6%

NTT Group’s consolidated operating revenues for the three-month period ended September 30, 2009 were ¥976.9 billion (a decrease of 3.6% from the same period of the previous fiscal year). Despite an increase in IP-related revenues attributable to the increase in “FLET’S Hikari” subscriptions, voice-related revenues decreased due to the decline in fixed-line telephone subscriptions. On the other hand, consolidated operating expenses were ¥942.3 billion (a decrease of 4.2% from the same period of the previous fiscal year) due to such factors as a decrease in operating expenses, including depreciation and amortization. As a result, consolidated operating income in the three-month period ended September 30, 2009 was ¥34.6 billion (an increase of 17.3% from the same period of the previous fiscal year).

For the six-month period ended September 30, 2009, consolidated operating revenues were ¥1,937.7 billion (a decrease of 3.5% from the same period of the previous fiscal year) and consolidated operating expenses were ¥1,887.0 billion (a decrease of 4.1% from the same period of the previous fiscal year). As a result, consolidated operating income for the six-month period ended September 30, 2009 was ¥50.7 billion (an increase of 24.6% from the same period of the previous fiscal year).

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2009	As of September 30, 2009	Change	Percent Change
FLET’S Hikari	11,134	12,278	1,144	10.3%
NTT East	6,291	6,953	662	10.5%
NTT West	4,843	5,325	481	9.9%
Hikari Phone	8,011	9,078	1,068	13.3%
NTT East	4,248	4,820	572	13.5%
NTT West	3,762	4,258	496	13.2%

Notes:

1. The figures for “FLET’S Hikari” include NTT East’s “B FLET’S” and “FLET’S Hikari Next” (launched in March 2008) and NTT West’s “B FLET’S”, “FLET’S Hikari Premium”, “FLET’S Hikari Mytown” and “FLET’S Hikari Next” (launched in March 2008).

2. The figures for “Hikari Denwa” represent number of channels (in thousands).

<2> Long-distance and international communications business segment

	(Billions of yen)
	Three-Month Period Ended September 30, 2008 (July 1, 2008 – September 30, 2008)	Three-Month Period Ended September 30, 2009 (July 1, 2009 – September 30, 2009)	Change	Percent Change
Operating revenues	325.0	308.4	(16.6)	(5.1%)
Operating expenses	297.4	282.0	(15.4)	(5.2%)
Operating income	27.5	26.3	(1.2)	(4.3%)

	(Billions of yen)
	Six-Month Period Ended September 30, 2008 (April 1, 2008 – September 30, 2008)	Six-Month Period Ended September 30, 2009 (April 1, 2009 – September 30, 2009)	Change	Percent Change
Operating revenues	636.4	616.5	(20.0)	(3.1%)
Operating expenses	581.0	565.2	(15.8)	(2.7%)
Operating income	55.4	51.2	(4.2)	(7.6%)

Consolidated operating revenues for the three-month period ended September 30, 2009 were ¥308.4 billion (a decrease of 5.1% from the same period of the previous fiscal year). Despite increases in OCN, VPN-related services and other IP-related revenues, the decline in conventional fixed-voice related revenues and other factors reduced consolidated operating revenues. Consolidated operating expenses for the same period decreased to ¥282.0 billion (a decrease of 5.2% from the same period of the previous fiscal year) due to lower telecommunication facility usage fees in conjunction with the decline in fixed-voice related revenues. As a result, consolidated operating income for the three months ended September 30, 2009 was ¥26.3 billion (a decrease of 4.3% from the same period of the previous fiscal year).

For the six-month period ended September 30, 2009, consolidated operating revenues were ¥616.5 billion (a decrease of 3.1% from the same period of the previous fiscal year) and consolidated operating expenses were ¥565.2 billion (a decrease of 2.7% from the same period of the previous fiscal year). As a result, consolidated operating income for the six-month period ended September 30, 2009 was ¥51.2 billion (a decrease of 7.6% from the same period of the previous fiscal year).

<3> Mobile communications business segment

	(Billions of yen)
	Three-Month Period Ended September 30, 2008 (July 1, 2008 – September 30, 2008)	Three-Month Period Ended September 30, 2009 (July 1, 2009 – September 30, 2009)	Change	Percent Change
Operating revenues	1,097.5	1,061.1	(36.5)	(3.3%)
Operating expenses	818.5	829.1	10.6	1.3%
Operating income	279.1	232.0	(47.1)	(16.9%)

	(Billions of yen)
	Six-Month Period Ended September 30, 2008 (April 1, 2008 – September 30, 2008)	Six-Month Period Ended September 30, 2009 (April 1, 2009 – September 30, 2009)	Change	Percent Change
Operating revenues	2,267.8	2,145.8	(122.0)	(5.4%)
Operating expenses	1,693.6	1,663.5	(30.1)	(1.8%)
Operating income	574.2	482.3	(91.9)	(16.0%)

Consolidated operating revenues for the three-month period ended September 30, 2009 decreased to ¥1,061.1 billion (a decrease of 3.3% from the same period of the previous fiscal year) due to a decrease in mobile voice related revenues caused by penetration of new discount services and new handset purchase methods and a decline in handset sales revenues. On the other hand, consolidated operating expenses increased to ¥829.1 billion (an increase of 1.3% from the same period of the previous fiscal year) as a result of an increase in expenditure for mobile phone protection and delivery service. As a result, consolidated operating income for the three-month period ended September 30, 2009 was ¥232.0 billion (a decrease of 16.9% from the same period of the previous fiscal year).

For the six-month period ended September 30, 2009, consolidated operating revenues were ¥2,145.8 billion (a decrease of 5.4% from the same period of the previous fiscal year) and consolidated operating expenses were ¥1,663.5 billion (a decrease of 1.8% from the previous fiscal year). As a result, consolidated operating income for the six-month period ended September 30, 2009 was ¥482.3 billion (a decrease of 16.0% from the same period of the previous fiscal year).

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2009	As of September 30, 2009	Change	Percent Change
Mobile phone service	54,601	55,186	586	1.1%
FOMA service	49,040	51,258	2,218	4.5%
mova service	5,560	3,928	(1,632)	(29.4%)
i-mode service	48,474	48,670	196	0.4%

Notes:	1. The number of mobile phone service subscriptions, “FOMA” service subscriptions and “mova” service subscriptions include communication module subscriptions.

2. Effective March 3, 2008, use of “2-in-1” service, in principle, requires a “FOMA” subscription; the number of mobile phone service subscriptions and the number of “FOMA” service subscriptions include such “FOMA” subscriptions.

3. The figures for the number of “i-mode” service subscriptions represent the total for “FOMA” and “mova” combined.

<4> Data communications business segment

	(Billions of yen)
	Three-Month Period Ended September 30, 2008 (July 1, 2008 – September 30, 2008)	Three-Month Period Ended September 30, 2009 (July 1, 2009 – September 30, 2009)	Change	Percent Change
Operating revenues	265.5	264.2	(1.3)	(0.5%)
Operating expenses	242.3	248.6	6.3	2.6%
Operating income	23.2	15.6	(7.6)	(32.6%)

	(Billions of yen)
	Six-Month Period Ended September 30, 2008 (April 1, 2008 – September 30, 2008)	Six-Month Period Ended September 30, 2009 (April 1, 2009 – September 30, 2009)	Change	Percent Change
Operating revenues	507.3	534.3	27.0	5.3%
Operating expenses	462.4	497.4	35.0	7.6%
Operating income	44.9	36.9	(8.0)	(17.8%)

Consolidated operating revenues for the three-month period ended September 30, 2009 were ¥264.2 billion (a decrease of 0.5% from the same period of the previous fiscal year) as a result of a decrease in revenues from certain facility services in public sector. Consolidated operating expenses for the three-month period ended September 30, 2009 were ¥248.6 billion (an increase of 2.6% from the same period of the previous fiscal year) as a result of an increase in sales management costs. As a result, consolidated operating income for the three-month period ended September 30, 2009 was ¥15.6 billion (a decrease of 32.6% from the same period of the previous fiscal year).

For the six-month period ended September 30, 2009, consolidated operating revenues were ¥534.3 billion (an increase of 5.3% from the same period of the previous fiscal year) and consolidated operating expenses were ¥497.4 billion (an increase of 7.6% from the same period of the previous fiscal year). As a result, consolidated operating income for the six-month period ended September 30, 2009 was ¥36.9 billion (a decrease of 17.8% from the same period of the previous fiscal year).

<5> Other business segments

	(Billions of yen)
	Three-Month Period Ended September 30, 2008 (July 1, 2008 – September 30, 2008)	Three-Month Period Ended September 30, 2009 (July 1, 2009 – September 30, 2009)	Change	Percent Change
Operating revenues	291.6	264.1	(27.5)	(9.4%)
Operating expenses	282.4	268.5	(13.9)	(4.9%)
Operating income (loss)	9.2	(4.3)	(13.5)	—

	(Billions of yen)
	Six-Month Period Ended September 30, 2008 (April 1, 2008 – September 30, 2008)	Six-Month Period Ended September 30, 2009 (April 1, 2009 – September 30, 2009)	Change	Percent Change
Operating revenues	559.2	525.3	(33.8)	(6.1%)
Operating expenses	535.8	518.5	(17.3)	(3.2%)
Operating income (loss)	23.4	6.9	(16.5)	(70.7%)

In other business segments, the substantial impact of the deteriorating economy and a slump in sales in the finance business, real estate business, construction and power business, system development business, advanced technologies development business and other businesses resulted in a decrease in consolidated operating revenues for the three-month period ended September 30, 2009 of ¥264.1 billion (a decrease of 9.4% from the same period of the previous fiscal year) and consolidated operating expenses of ¥268.5 billion (a decrease of 4.9% from the same period of the previous fiscal year). As a result, consolidated operating losses for the three-month period ended September 30, 2009 was ¥4.3 billion.

For the six-month period ended September 30, 2009, consolidated operating revenues were ¥525.3 billion (a decrease of 6.1% from the same period of the previous fiscal year) and consolidated operating expenses were ¥518.5 billion (a decrease of 3.2% from the same period of the previous fiscal year). As a result, consolidated operating income for the six-month period ended September 30, 2009 was ¥6.9 billion (a decrease of 70.7% from the same period of the previous fiscal year).

2. QUALITATIVE INFORMATION RELATING TO CONSOLIDATED FINANCIAL STANDING

Consolidated cash flows from operating activities for the six months ended September 30, 2009 were ¥1,242.5 billion (an increase of ¥153.3 billion (14.1%) in cash flows compared to the same period of the previous fiscal year). This was due, despite the decrease in net income for the quarter, to the effect of lower expenditures arising from a review of secondment policies compared to the same period of the previous fiscal year and a decrease in trade accounts receivable resulting from increased collection of installment loans for mobile handsets.

Consolidated cash flows from investing activities showed outlays of ¥1,068.7 billion (a decrease of ¥81.3 billion (7.1%) compared to the same period of the previous fiscal year). This was due in part to the decrease in expenditures for capital investment, while gains from sales of real property, plant and equipment also fell.

Consolidated cash flows from financing activities showed outlays of ¥275.7 billion (an increase of ¥113.6 billion (70.1%) compared to the same period of the previous fiscal year). This resulted from a relative decrease in expenditures associated with the buyback of treasury stocks compared to the same period of the previous fiscal year, although revenues from fund procurement decreased and expenditures for debt redemption increased.

As a result of the above, NTT Group’s consolidated cash and cash equivalents as of September 30, 2009 were ¥952.4 billion, a decrease of ¥100.3 billion (9.5%) from the end of the previous fiscal year.

	(Billions of yen)
	Six-Month Period Ended September 30, 2008 (April 1, 2008 – September 30, 2008)	Six-Month Period Ended September 30, 2009 (April 1, 2009 – September 30, 2009)	Change	Percent Change
Cash flows from operating activities	1,089.2	1,242.5	153.3	14.1%
Cash flows from investing activities	(1,150.0)	(1,068.7)	81.3	7.1%
Cash flows from financing activities	(162.0)	(275.7)	(113.6)	(70.1%)

3. QUALITATIVE INFORMATION RELATING TO CONSOLIDATED RESULTS FORECASTS

Although, as a result of governmental initiatives, there are indications of improvements in parts of the Japanese economy, such barometers as the employment situation, capital investment and residential housing are yet to bottom out, and the situation continues to be one where the future remains unpredictable. Because of such factors as the drop in consumer confidence, a delay in restoration of capital investment arising out of a drop in corporate profitability, and the increasingly fierce competition among businesses, NTT Group forecasts that the market environment in which it finds itself will continue to be increasingly difficult.

In light of this market environment, NTT Group has revised its results forecast.

Because of decreased sales of mobile handsets by the mobile communications business and other factors, the forecast for operating revenues was lowered by 130.0 billion yen from the initial forecast of 10,170.0 billion yen.

On the other hand, since operating expenses will decrease due to a reduction in the cost of mobile handsets by the mobile communications business and other cost reducing efforts across the whole NTT Group, the forecast for operating income has remained the same as in the initial forecast, at 1,110.0 billion yen.

Furthermore, there is no change in the forecast to income before income taxes and net income attributable to NTT.

For assumptions used in these results forecasts and other related matters, please see page 28.

4. OTHERS

(1)	Change in significant consolidated subsidiaries (which resulted in changes in scope of consolidation): None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change in significant accounting principles, procedures and presentation in quarterly consolidated financial statements

Business Combinations

Effective April 1, 2009, NTT Group adopted the accounting pronouncement issued by FASB in December 2007 relating to business combinations. This pronouncement requires use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or more other businesses. The adoption of this pronouncement did not have a material impact on the results of operations or the financial position of NTT Group for the six months ended September 30, 2009.

Noncontrolling Interests in Consolidated Financial Statements

Effective April 1, 2009, NTT Group adopted the accounting pronouncement issued by FASB in December 2007 relating to noncontrolling interests in consolidated financial statements. This pronouncement establishes accounting and reporting standards for the noncontrolling interest (previously referred to as minority interests) in a subsidiary and for the deconsolidation of a subsidiary. This pronouncement requires the presentation that the noncontrolling interest should be reclassified to equity and consolidated net income should be adjusted to include net income attributed to the noncontrolling interest in the consolidated financial statements. This pronouncement also requires single method of accounting as equity transactions for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation.

The adoption of this pronouncement has an impact on the presentation of noncontrolling interests in the consolidated financial statements including retrospective reclassification; however, the adoption of this pronouncement did not have a material impact on the results of operations or financial position of NTT Group.

Accounting for Financial Guarantee Insurance Contracts

Effective April 1, 2009, NTT Group adopted the accounting pronouncement issued by FASB in May 2008 relating to accounting for financial guarantee insurance contracts. This pronouncement prescribes accounting for insurers of financial obligations, bringing consistency to recognizing and recording premiums and to loss recognition. This pronouncement also requires expanded disclosures about financial guarantee insurance contracts. The adoption of this pronouncement did not have a material impact on the results of operations or the financial position of NTT Group.

Subsequent event

Effective April 1, 2009, NTT Group adopted the accounting pronouncement issued by FASB in May 2009 relating to subsequent events. This pronouncement requires that the effect of subsequent events that occurred after the balance-sheet date and before the date the financial statements are either “issued” or “available to be issued” should be evaluated and disclosed. The adoption of this pronouncement did not have an impact on the results of operations or the financial position of NTT Group.

The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles

Effective July 1, 2009, NTT Group adopted the accounting pronouncement issued by FASB in June 2009 relating to the FASB Accounting Standards Codification and the hierarchy of generally accepted accounting principles. This pronouncement prescribes the change which divides non-governmental U.S. GAAP into the authoritative Codification and the non-authoritative guidance, doing away with the previous four-level hierarchy. The financial statements that adopted this pronouncement should follow the Codification in place of legacy accounting pronouncements. The adoption of this pronouncement did not have an impact on the results of operations or the financial position of NTT Group.

5. CONSOLIDATED FINANCIAL STATEMENTS

    (1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2009	September 30, 2009	Increase (Decrease)
ASSETS

Current assets:
Cash and cash equivalents	¥1,052,777	¥952,434	¥(100,343)
Short-term investments	20,264	47,294	27,030
Notes and accounts receivable, trade	1,947,765	1,719,174	(228,591)
Allowance for doubtful accounts	(45,208)	(40,485)	4,723
Inventories	313,494	372,275	58,781
Prepaid expenses and other current assets	512,479	568,516	56,037
Deferred income taxes	266,480	259,351	(7,129)

Total current assets	4,068,051	3,878,559	(189,492)

Property, plant and equipment:
Telecommunications equipment	14,705,383	14,792,341	86,958
Telecommunications service lines	13,968,838	14,095,223	126,385
Buildings and structures	5,770,337	5,790,863	20,526
Machinery, vessels and tools	1,755,854	1,778,561	22,707
Land	1,111,734	1,116,371	4,637
Construction in progress	305,167	311,278	6,111

	37,617,313	37,884,637	267,324
Accumulated depreciation	(27,415,794)	(27,808,799)	(393,005)

Net property, plant and equipment	10,201,519	10,075,838	(125,681)

Investments and other assets:
Investments in affiliated companies	622,735	638,266	15,531
Marketable securities and other investments	277,375	294,830	17,455
Goodwill	453,617	490,245	36,628
Other intangibles	1,406,991	1,396,714	(10,277)
Other assets	894,828	893,996	(832)
Deferred income taxes	871,272	878,435	7,163

Total investments and other assets	4,526,818	4,592,486	65,668

Total assets	¥18,796,388	¥18,546,883	¥(249,505)

	Millions of yen
	March 31, 2009	September 30, 2009	Increase (Decrease)
LIABILITIES AND EQUITY

Current liabilities:
Short-term borrowings	¥388,028	¥252,356	¥(135,672)
Current portion of long-term debt	603,041	414,220	(188,821)
Accounts payable, trade	1,302,607	909,402	(393,205)
Accrued payroll	454,575	393,213	(61,362)
Accrued interest	12,481	11,802	(679)
Accrued taxes on income	288,803	257,604	(31,199)
Accrued consumption tax	28,326	34,252	5,926
Advances received	114,934	135,486	20,552
Deposit received	275,089	243,576	(31,513)
Other	226,315	224,128	(2,187)

Total current liabilities	3,694,199	2,876,039	(818,160)

Long-term liabilities:
Long-term debt	3,691,688	3,881,336	189,648
Obligations under capital leases	47,394	42,802	(4,592)
Liability for employees’ retirement benefits	1,639,785	1,658,350	18,565
Other	577,692	615,183	37,491

Total long-term liabilities	5,956,559	6,197,671	241,112

Equity:
NTT shareholders’ equity
Common stock, no par value	937,950	937,950	—
Additional paid-in capital	2,841,037	2,841,016	(21)
Retained earnings	5,066,637	5,276,101	209,464
Accumulated other comprehensive income (loss)	(341,917)	(308,343)	33,574
Treasury stock, at cost	(1,205,597)	(1,205,553)	44

Total NTT shareholders’ equity	7,298,110	7,541,171	243,061

Noncontrolling interests	1,847,520	1,932,002	84,482

Total equity	9,145,630	9,473,173	327,543

Total liabilities and equity	¥18,796,388	¥18,546,883	¥(249,505)

*	Certain items for the prior year’s financial statements have been reclassified to conform to the presentation as of September 30, 2009.

(2) Consolidated Statements of Income

    SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2008	2009	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥1,315,716	¥1,194,434	¥(121,282)
Mobile voice related services	1,179,627	1,084,606	(95,021)
IP / packet communications services	1,416,757	1,535,954	119,197
Sale of telecommunication equipment	369,321	295,696	(73,625)
System integration	541,444	567,062	25,618
Other	341,728	320,356	(21,372)

	5,164,593	4,998,108	(166,485)

Operating expenses:
Cost of services (exclusive of items shown separately below)	1,161,911	1,177,744	15,833
Cost of equipment sold (exclusive of items shown separately below)	459,941	387,317	(72,624)
Cost of system integration (exclusive of items shown separately below)	344,082	361,388	17,306
Depreciation and amortization	1,020,780	996,992	(23,788)
Impairment loss	401	500	99
Selling, general and administrative expenses	1,432,396	1,427,397	(4,999)

	4,419,511	4,351,338	(68,173)

Operating income (loss)	745,082	646,770	(98,312)

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(30,134)	(28,811)	1,323
Interest income	12,602	12,290	(312)
Other, net	43,611	13,341	(30,270)

	26,079	(3,180)	(29,259)

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	771,161	643,590	(127,571)

Income tax expense (benefit):
Current	338,954	291,010	(47,944)
Deferred	(102,279)	(31,245)	71,034

	236,675	259,765	23,090

Income (loss) before equity in earnings (losses) of affiliated companies	534,486	383,825	(150,661)

Equity in earnings (losses) of affiliated companies	7,421	4,718	(2,703)

Net income (loss)	541,907	388,543	(153,364)

Less – Net income attributable to noncontrolling interests	(135,554)	(106,299)	29,255

Net income (loss) attributable to NTT	406,353	282,244	(124,109)

Summary of total comprehensive income (loss):
Net income (loss)	¥541,907	¥388,543	¥(153,364)
Other comprehensive income (loss)	(38,012)	43,506	81,518
Comprehensive income (loss)	503,895	432,049	(71,846)
Less – Other comprehensive income attributable to noncontrolling interests	(130,561)	(116,231)	14,330

Comprehensive income (loss) attributable to NTT	¥373,334	¥315,818	¥(57,516)

* Certain items for the prior year’s financial statements have been reclassified to conform to the presentation for the six months ended September 30, 2009.

	Shares or yen
	2008*	2009
Per share of common stock:
Weighted average number of shares outstanding	13,572,763.01	1,323,282,575
Net income (loss) attributable to NTT	¥29,938.86	¥213.29

*	Per share of common stock for the six months ended September 30, 2008 does not reflect the stock split that took effect on January 4, 2009.

    THREE-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2008	2009	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥652,186	¥595,260	¥(56,926)
Mobile voice related services	580,695	544,590	(36,105)
IP / packet communications services	721,691	774,685	52,994
Sale of telecommunication equipment	152,947	131,886	(21,061)
System integration	285,208	283,297	(1,911)
Other	178,278	165,501	(12,777)

	2,571,005	2,495,219	(75,786)

Operating expenses:
Cost of services (exclusive of items shown separately below)	585,879	594,893	9,014
Cost of equipment sold (exclusive of items shown separately below)	193,428	173,765	(19,663)
Cost of system integration (exclusive of items shown separately below)	184,309	179,238	(5,071)
Depreciation and amortization	517,024	500,386	(16,638)
Impairment loss	401	196	(205)
Selling, general and administrative expenses	716,945	725,742	8,797

	2,197,986	2,174,220	(23,766)

Operating income (loss)	373,019	320,999	(52,020)

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(14,952)	(14,006)	946
Interest income	6,279	5,952	(327)
Other, net	18,914	4,729	(14,185)

	10,241	(3,325)	(13,566)

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	383,260	317,674	(65,586)

Income tax expense (benefit):
Current	189,900	166,456	(23,444)
Deferred	(101,485)	(39,005)	62,480

	88,415	127,451	39,036

Income (loss) before equity in earnings (losses) of affiliated companies	294,845	190,223	(104,622)

Equity in earnings (losses) of affiliated companies	3,886	2,014	(1,872)

Net income (loss)	298,731	192,237	(106,494)

Less – Net income attributable to noncontrolling interests	(67,912)	(49,550)	18,362

Net income (loss) attributable to NTT	¥230,819	¥142,687	¥(88,132)

Summary of total comprehensive income (loss):
Net income (loss)	¥298,731	¥192,237	¥(106,494)
Other comprehensive income (loss)	(4,383)	11,018	15,401
Comprehensive income (loss)	294,348	203,255	(91,093)
Less – Other comprehensive income attributable to noncontrolling interests	(66,740)	(52,811)	13,929

Comprehensive income (loss) attributable to NTT	¥227,608	¥150,444	¥(77,164)

* Certain items for the prior year’s financial statements have been reclassified to conform to the presentation for the three months ended September 30, 2009.

	Shares or yen
	2008*	2009
Per share of common stock:
Weighted average number of shares outstanding	13,507,409.88	1,323,283,730
Net income (loss) attributable to NTT	¥17,088.32	¥107.83

*	Per share of common stock for the three months ended September 30, 2008 does not reflect the stock split that took effect on January 4, 2009.

(3) Consolidated Statements of Cash Flows

    SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2008	2009	Increase (Decrease)
Cash flows from operating activities:
Net income (loss)	¥541,907	¥388,543	¥(153,364)
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Depreciation and amortization	1,020,780	996,992	(23,788)
Impairment loss	401	500	99
Deferred taxes	(102,279)	(31,245)	71,034
Loss on disposal of property, plant and equipment	45,473	44,796	(677)
Equity in (earnings) losses of affiliated companies	(7,421)	(4,718)	2,703
(Increase) decrease in notes and accounts receivable, trade	157,971	238,387	80,416
(Increase) decrease in inventories	(101,950)	(59,507)	42,443
(Increase) decrease in other current assets	(85,482)	(57,279)	28,203
Increase (decrease) in accounts payable, trade and accrued payroll	(389,742)	(329,069)	60,673
Increase (decrease) in accrued consumption tax	(1,314)	5,831	7,145
Increase (decrease) in accrued interest	(1,163)	(689)	474
Increase (decrease) in advances received	19,014	20,464	1,450
Increase (decrease) in accrued taxes on income	(6,334)	(32,246)	(25,912)
Increase (decrease) in other current liabilities	(14,057)	(113)	13,944
Increase (decrease) in liability for employees’ retirement benefits	(9,061)	40,933	49,994
Increase (decrease) in other long-term liabilities	21,673	35,266	13,593
Other	774	(14,370)	(15,144)

Net cash provided (used in) by operating activities	¥1,089,190	¥1,242,476	¥153,286

	Millions of yen
	2008	2009	Increase (Decrease)
Cash flows from investing activities:

Payments for property, plant and equipment	¥(850,669)	¥(727,184)	¥123,485
Proceeds from sale of property, plant and equipment	46,309	16,036	(30,273)
Payments for purchase of non-current investments	(66,044)	(52,245)	13,799
Proceeds from sale and redemption of non-current investments	38,899	16,148	(22,751)
Payments for purchase of short-term investments	(2,541)	(39,486)	(36,945)
Proceeds from redemption of short-term investments	4,494	16,128	11,634
Acquisition of intangibles and other assets	(320,496)	(298,134)	22,362

Net cash provided by (used in) investing activities	(1,150,048)	(1,068,737)	81,311

Cash flows from financing activities:

Proceeds from issuance of long-term debt	395,173	368,174	(26,999)
Payments for settlement of long-term debt	(292,575)	(344,493)	(51,918)
Proceeds from issuance of short-term debt	2,327,475	2,167,618	(159,857)
Payments for settlement of short-term debt	(2,301,358)	(2,303,342)	(1,984)
Dividends paid	(61,375)	(72,780)	(11,405)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(100,748)	23	100,771
Acquisition of treasury stocks by subsidiary	(51,848)	—	51,848
Other	(76,790)	(90,863)	(14,073)

Net cash provided by (used in) financing activities	(162,046)	(275,663)	(113,617)

Effect of exchange rate changes on cash and cash equivalents	(2,991)	1,581	4,572

Net increase (decrease) in cash and cash equivalents	(225,895)	(100,343)	125,552
Cash and cash equivalents at beginning of period	1,169,566	1,052,777	(116,789)

Cash and cash equivalents at end of period	¥943,671	¥952,434	¥8,763

Cash paid during the period for:
Interest	¥31,306	¥29,490	¥(1,816)
Income taxes, net	¥261,362	¥288,524	¥27,162

*	Certain items for the prior year’s financial statements have been reclassified to conform to the presentation for the six months ended September 30, 2009.

(4) Going Concern Assumption

       None

(5) Business Segments

    THREE-MONTH PERIOD ENDED SEPTEMBER 30

1. Sales and operating revenues	(Millions of yen)
	Three months ended September 30, 2008	Three months ended September 30, 2009	Increase (Decrease)
Regional communications business
Customers	867,435	848,503	(18,932)
Intersegment	145,810	128,425	(17,385)

Total	1,013,245	976,928	(36,317)

Long-distance and international communications business
Customers	293,147	281,121	(12,026)
Intersegment	31,814	27,259	(4,555)

Total	324,961	308,380	(16,581)

Mobile communications business
Customers	1,086,853	1,050,220	(36,633)
Intersegment	10,685	10,833	148

Total	1,097,538	1,061,053	(36,485)

Data communications business
Customers	233,584	236,196	2,612
Intersegment	31,867	27,990	(3,877)

Total	265,451	264,186	(1,265)

Other
Customers	89,986	79,179	(10,807)
Intersegment	201,609	184,962	(16,647)

Total	291,595	264,141	(27,454)

Elimination of intersegment	(421,785)	(379,469)	42,316

Consolidated total	2,571,005	2,495,219	(75,786)

2. Segment profit or loss	(Millions of yen)
	Three months ended September 30, 2008	Three months ended September 30, 2009	Increase (Decrease)
Operating income (loss)
Regional communications business	29,526	34,622	5,096
Long-distance and international communications business	27,518	26,344	(1,174)
Mobile communications business	279,069	231,955	(47,114)
Data communications business	23,198	15,631	(7,567)
Other	9,220	(4,313)	(13,533)

Total	368,531	304,239	(64,292)

Elimination of intersegment	4,488	16,760	12,272

Consolidated total	373,019	320,999	(52,020)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

1. Sales and operating revenues	(Millions of yen)
	Six months ended September 30, 2008	Six months ended September 30, 2009	Increase (Decrease)
Regional communications business
Customers	1,725,745	1,682,317	(43,428)
Intersegment	282,607	255,346	(27,261)

Total	2,008,352	1,937,663	(70,689)

Long-distance and international communications business
Customers	581,141	564,052	(17,089)
Intersegment	55,306	52,412	(2,894)

Total	636,447	616,464	(19,983)

Mobile communications business
Customers	2,243,360	2,123,513	(119,847)
Intersegment	24,424	22,294	(2,130)

Total	2,267,784	2,145,807	(121,977)

Data communications business
Customers	446,481	476,044	29,563
Intersegment	60,818	58,242	(2,576)

Total	507,299	534,286	26,987

Other
Customers	167,866	152,182	(15,684)
Intersegment	391,325	373,164	(18,161)

Total	559,191	525,346	(33,845)

Elimination of intersegment	(814,480)	(761,458)	53,022

Consolidated total	5,164,593	4,998,108	(166,485)

2. Segment profit or loss	(Millions of yen)
	Six months ended September 30, 2008	Six months ended September 30, 2009	Increase (Decrease)
Operating income (loss)
Regional communications business	40,700	50,698	9,998
Long-distance and international communications business	55,430	51,236	(4,194)
Mobile communications business	574,208	482,325	(91,883)
Data communications business	44,851	36,873	(7,978)
Other	23,407	6,861	(16,546)

Total	738,596	627,993	(110,603)

Elimination of intersegment	6,486	18,777	12,291

Consolidated total	745,082	646,770	(98,312)

(6) NTT Shareholders’ Equity

Dividends

Cash dividends paid

Resolution	The shareholders’ meeting on June 24, 2009
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥72,780 million
Cash dividends per share	¥55
Date of record	March 31, 2009
Date of payment	June 25, 2009
Cash dividends declared
Resolution	The Board of Directors’ meeting on November 9, 2009
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends declared	¥79,397 million
Cash dividends per share	¥60
Date of record	September 30, 2009
Date of payment	December 10, 2009

Significant Changes in NTT Shareholders’ Equity

None

(Reference)

NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) Non-Consolidated Balance Sheets

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2009	September 30, 2009	Increase (Decrease)
ASSETS
Current assets:
Cash and bank deposits	7,695	10,361	2,666
Accounts receivable, trade	1,018	62	(956)
Supplies	317	254	(63)
Subsidiary deposits	57,000	126,000	69,000
Other current assets	496,096	289,636	(206,459)

Total current assets	562,127	426,314	(135,813)

Fixed assets:
Property, plant and equipment	189,880	183,794	(6,086)
Intangible fixed assets	55,870	48,512	(7,357)
Investments and other assets
Investments in subsidiaries and affiliated companies	4,794,244	4,794,219	(25)
Long-term loans receivable to subsidiaries	1,815,759	2,063,207	247,448
Other investments and assets	87,140	88,573	1,432

Total investments and other assets	6,697,144	6,946,000	248,855

Total fixed assets	6,942,895	7,178,307	235,412

TOTAL ASSETS	7,505,022	7,604,621	99,598

Notes:

1. These quarterly financial statements are exempt from auditor’s review in legal disclosure.

2. These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

3. In the quarterly financial statements for the previous fiscal year, we presented “Investment securities” which includes “Investments in subsidiaries and affiliated companies” and “Long-term loans receivable” which includes “Long-term loans receivable to subsidiaries.” However, from the quarterly financial statements for this fiscal year, we categorize these items individually and present the items which are material.

(Reference)

	Millions of yen
	March 31, 2009	September 30, 2009	Increase (Decrease)
LIABILITIES

Current liabilities:
Accounts payable, trade	189	184	(5)
Current portion of corporate bonds	200,000	80,000	(120,000)
Current portion of long-term borrowings	186,264	115,684	(70,580)
Accrued taxes on income	146	20,273	20,126
Deposit received from subsidiaries	91,500	77,833	(13,667)
Other current liabilities	61,003	24,122	(36,880)

Total current liabilities	539,104	318,097	(221,007)

Long-term liabilities:
Corporate bonds	1,340,906	1,570,945	230,038
Long-term borrowings	728,874	746,322	17,448
Liability for employees’ retirement benefits	26,333	27,247	914
Other long-term liabilities	1,459	1,414	(45)

Total long-term liabilities	2,097,573	2,345,929	248,356

TOTAL LIABILITIES	2,636,678	2,664,026	27,348

NET ASSETS
Shareholders’ equity:
Common stock	937,950	937,950	—
Capital surplus	2,673,843	2,673,822	(20)
Earned surplus	2,459,481	2,531,345	71,864
Treasury stock	(1,205,597)	(1,205,553)	43

Total shareholders’ equity	4,865,677	4,937,564	71,887

Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	2,667	3,030	362

Total unrealized gains (losses), translation adjustments, and others	2,667	3,030	362

TOTAL NET ASSETS	4,868,344	4,940,594	72,249

TOTAL LIABILITIES AND NET ASSETS	7,505,022	7,604,621	99,598

Notes:

1. These quarterly financial statements are exempt from auditor’s review in legal disclosure.

2. These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

3. In the quarterly financial statements for the previous fiscal year, we presented “Current portion of long-term borrowings” which includes “Current portion of long-term loans payable – subsidiary” and “Long-term borrowings” which includes “Long-term loans payable – subsidiary.” However, from the quarterly financial statements for this fiscal year, we categorize these items individually and present the items which are material.

(Reference)

(2) Non-Consolidated Statements of Income

SIX-MONTH PERIOD ENDED SEPTEMBER 30

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2008	2009	Increase (Decrease)
Operating revenues	208,102	218,447	10,344
Operating expenses	79,627	73,873	(5,753)

Operating income	128,475	144,573	16,098

Non-operating revenues:
Interest income	18,455	16,777	(1,677)
Lease and rental income	6,026	5,815	(211)
Miscellaneous income	1,201	2,040	839

Total non-operating revenues	25,682	24,633	(1,048)

Non-operating expenses:
Interest expenses	6,971	6,066	(905)
Corporate bond interest expenses	12,156	12,312	155
Miscellaneous expenses	3,743	4,093	350

Total non-operating expenses	22,872	22,471	(400)

Recurring profit	131,285	146,735	15,449

Income before income taxes	131,285	146,735	15,449

Income taxes	1,411	2,090	679

Net income	129,874	144,644	14,769

(Reference) Major components of operating revenues
Dividends received	126,674	139,959	13,284
Revenues from group management	9,300	9,175	(125)
Revenues from basic R&D	63,499	63,499	0

Notes:	1. These quarterly financial statements are exempt from auditor’s review in legal disclosure.
2. These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

THREE-MONTH PERIOD ENDED SEPTEMBER 30

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2008	2009	Increase (Decrease)
Operating revenues	41,012	39,446	(1,566)
Operating expenses	43,404	37,188	(6,216)

Operating income (losses)	(2,391)	2,258	4,649

Non-operating revenues:
Interest income	9,096	8,215	(880)
Lease and rental income	3,062	2,907	(154)
Miscellaneous income	877	248	(628)

Total non-operating revenues	13,035	11,371	(1,664)

Non-operating expenses:
Interest expenses	3,435	2,839	(595)
Corporate bond interest expenses	6,013	6,186	172
Miscellaneous expenses	1,609	1,842	233

Total non-operating expenses	11,058	10,867	(190)

Recurring profit (losses)	(414)	2,762	3,176

Income (losses) before income taxes	(414)	2,762	3,176

Income taxes	(139)	711	850

Net income (losses)	(274)	2,050	2,325

(Reference) Major components of operating revenues
Dividends received	80	480	400
Revenues from group management	4,649	4,587	(62)
Revenues from basic R&D	31,749	31,749	0

Notes:	1. These quarterly financial statements are exempt from auditor’s review in legal disclosure.
2. These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

(3) Non-Consolidated Statements of Cash Flows

SIX-MONTH PERIOD ENDED SEPTEMBER 30

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2008	2009	Increase (Decrease)
Cash flows from operating activities:

Income before income taxes	131,285	146,735	15,449
Depreciation and amortization	22,677	23,505	827
Loss on disposal of property, plant and equipment	200	332	132
Dividends received	(126,674)	(139,959)	(13,284)
Increase (decrease) in liability for employees’ retirement benefits	914	914	0
(Increase) decrease in accounts receivable	22,673	491	(22,182)
Increase (decrease) in accounts payable and accrued expenses	(41,193)	(31,917)	9,275
Increase (decrease) in accrued consumption tax	16	436	420
(Increase) decrease in other current assets	(1,279)	(820)	458
(Increase) decrease in subsidiary deposits	—	(14,000)	(14,000)
Increase (decrease) in deposit received from subsidiaries	23,972	(13,667)	(37,639)
Other	3,219	(563)	(3,782)

Sub-total	35,811	(28,513)	(64,325)

Interest and dividends received	145,718	157,055	11,336
Interest paid	(19,726)	(18,627)	1,099
Income taxes received (paid)	15,806	30,582	14,775

Net cash provided by (used in) operating activities	177,610	140,496	(37,114)

Cash flows from investing activities:

Payments for property, plant and equipment	(27,498)	(15,681)	11,816
Proceeds from sale of property, plant and equipment	395	—	(395)
Payments for purchase of investment securities	(2,498)	(1,392)	1,105
Proceeds from sale of investment securities	30	971	940
Payments for long-term loans	(120,000)	(310,000)	(190,000)
Proceeds from long-term loans receivable	253,649	253,132	(517)
Other	(64)	159	223

Net cash provided by (used in) investing activities	104,013	(72,810)	(176,824)

Cash flows from financing activities:

Proceeds from issuance of long-term debt	120,000	309,966	189,966
Payments for settlement of long-term debt	(253,649)	(253,132)	517
Net increase (decrease) in short-term borrowings	10,000	—	(10,000)
Payments for settlement of lease obligations	(64)	(54)	10
Dividends paid	(61,374)	(72,780)	(11,405)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(100,746)	23	100,769

Net cash provided by (used in) financing activities	(285,835)	(15,977)	269,857

Net increase (decrease) in cash and cash equivalents	(4,210)	51,708	55,918

Cash and cash equivalents at beginning of period	77,341	94,208	16,866

Cash and cash equivalents at end of period	73,131	145,916	72,784

Notes:

1. These quarterly financial statements are exempt from auditor’s review in legal disclosure.

2. These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Attachment

Nippon Telegraph and Telephone Corporation

November 9, 2009

NTT’s Shares and Shareholders (as of September 30, 2009)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Non- Individuals	Individuals
Total Holders	4	339	74	8,568	1,162	988	1,005,043	1,016,178	—
Total Shares (Units)	5,305,906	2,303,163	86,196	180,361	2,960,460	6,378	4,878,489	15,720,953	2,025,600
%	33.75	14.65	0.55	1.15	18.83	0.04	31.03	100.00	—

Notes:	1.	“Domestic Individuals, etc.” includes 2,508,382 units of treasury stock, and “Shares Representing Less Than One Unit” includes 21 shares of treasury stock. 250,838,221 shares of treasury stock represents the number of shares of treasury stock recorded in the shareholders’ register; the actual number of treasury stock shares at the end of September 30, 2009 was 250,837,921.

	2.	“Other Domestic Corporations” includes 169 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.

	3.	The number of shareholders who only own shares representing less than one unit is 241,455.

2.	Classification by Number of Shares

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	At Least 1,000 Units	At Least 500 Units	At Least 100 Units	At Least 50 Units	At Least 10 Units	At Least 5 Units	At Least 1 Unit	Total
Number of Holders	410	175	945	1,114	26,654	63,715	923,165	1,016,178	—
%	0.04	0.02	0.09	0.11	2.62	6.27	90.85	100.00	—
Total Shares (Units)	13,114,104	125,051	193,871	72,242	407,745	386,399	1,421,541	15,720,953	2,025,600
%	83.42	0.80	1.23	0.46	2.59	2.46	9.04	100.00	—

Notes:	1.	“At Least 1,000 Units” includes 2,508,382 units of treasury stock, and “Shares Representing Less Than One Unit” includes 21 shares of treasury stock.

	2.	“At Least 100 Units” includes 169 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.

3.	Principal Shareholders

Name	Share Holdings (in thousands of shares)	Percent of Total Shares Issued (%)
The Minister of Finance	530,570	33.71
Japan Trustee Services Bank, Ltd. (Trust Account)	59,860	3.80
The Master Trust Bank of Japan, Ltd. (Trust Account)	39,160	2.49
Moxley and Company	33,717	2.14
Japan Trustee Services Bank, Ltd. (Trust Account 9)	16,703	1.06
NTT Employee Share-Holding Association	11,815	0.75
State Street Bank and Trust Company 505225	11,334	0.72
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	10,821	0.68
Mellon Bank, N.A. As Agent For Its Client Mellon Omnibus US Pension	9,725	0.62
SSBT OD05 Omnibus Account China Treaty Clients	9,293	0.59

Total	773,002	46.57

Note: The Company’s holdings of treasury stock (250,837,921 shares) are not included in the above table.

Financial Results for the Six Months Ended September 30, 2009

November 9, 2009

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Disclaimer Information

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

* “E” in this material represents that the figure is a plan or projection for operation.

** “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

*** “2Q” in this material represents the 6-month period beginning on April 1 and ending on September 30.

–1– Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2009/2Q Highlights and Forecasts

Operating Income : 646.8 billion yen (decrease of 98.3 billion yen from FY2008/2Q) .

Progress compared to FY2009 Forecasts is 58.3%, therefore Operating Income is maintained in accordance with the Forecast.

FY2009 Revised Forecasts : Operating Income remains about the same as FY2009 Initial Forecasts.

(Billions of yen)

FY2009/2Q Change year-on-year

[%] FY2008/2Q

FY2009 Revised Forecasts Change from the initial forecasts

FY2009 Initial Forecasts

% progress compared to FY2009 Revised Forecasts

Operating

4,998.1 (166.5) (3.2)% 5,164.6 10,170.0 (130.0) 10,300.0 49.1% Revenues Operating 4,351.3 (68.2) (1.5)% 4,419.5 9,060.0 (130.0) 9,190.0 48.0% Expenses Operating 646.8 (98.3) (13.2)% 745.1 1,110.0 0.0 1,110.0 58.3% Income

Net Income 282.2 (124.1) (30.5)% 406.4 460.0 0.0 460.0 61.4%

Net income for FY2009 and FY2009/2Q represents net income attributable to NTT.

–2– Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2009/2Q Contributing Factors by Segment

NTT

Operating Revenues [year-on-year : (166.5)]

(Billions of yen)

5,164.6
FY2008/2Q
(70.7)
Regional communications business
(20.0)
Long distance and international communications business
Mobile communications business
(122.0)
Data communications business
+27.0
Other business
(33.8)
Elimination of intersegment/Others
+53.0
4,998.1
FY2009/2Q

Operating Expenses [year-on-year : (68.2)]

4,419.5
FY2008/2Q
(80.7)
Regional communications business
(15.8)
Long distance and international communications business
Mobile communications business
(30.1)
Data communications business
+35.0
Other business
(17.3)
Elimination of intersegment/Others
+40.7
4,351.3
FY2009/2Q

Operating Income [year-on-year : (98.3)]

FY2008/2Q	Regional communications business	Long distance and international communications business	Mobile communications business	Data communications business	Other business	Elimination of intersegment/Others	FY2009/2Q
745.1	+10.0	(4.2)	(91.9)	(8.0)	(16.5)	+12.3	646.8

—3—

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2009/2Q Contributing Factors by Segment

Decrease in Operating Revenues and Operating Income in the mobile communications business greatly affected the consolidated results.

Regional communications business: Increased in the Operating Income.

Operating [year-on-year: (166.5) ]

Revenues (Billions of yen)

Mobile communications Elimination of

(70.7) Data

5,164.6 business intersegment/Others communications (20.0) Other business business

Regional (33.8) +53.0

communications Long distance and (122.0) +27.0 4,998.1 business international communications business

FY2008/2Q FY2009/2Q

Operating [year-on-year: (68.2) ]

Expenses Elimination of Mobile Data intersegment/Others (80.7) communications communications Other business business business

4,419.5 (15.8) +40.7

Regional Long distance and (30.1) +35.0 (17.3) 4,351.3 communications international business communications business

FY2008/2Q FY2009/2Q

Operating [year-on-year: (98.3) ] Income

Regional Long distance and Mobile Data Other business Elimination of

FY2008/2Q communications international communications communications intersegment/Others FY2009/2Q business communications business business business

745.1 +10.0 (4.2) (91.9) (8.0) (16.5) +12.3 646.8

–3– Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Forecasts

Major Subsidiaries’ Forecasts for FY2009

Operating Income of the five major subsidiaries’ forecasts for FY2009 remains about the same as FY2009 Initial Forecasts.

NTT East, NTT West and NTT DOCOMO’s revised FY2009 Forecasts retain the same amounts for Operating Revenues and Operating Expenses.

(Billions of yen)

NTT East NTT West NTT Com NTT DATA NTT DOCOMO

<Non-Consolidated> <Non-Consolidated> <Non-Consolidated> <Consolidated> <Consolidated>

(JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (U.S. GAAP)

FY2009 FY2009 FY2009 FY2009 FY2009

Change Change Change Change Change

Revised Revised Revised Revised Revised

from the initial from the initial from the initial from the initial from the initial

Forecasts Forecasts Forecasts Forecasts Forecasts

forecasts forecasts forecasts forecasts forecasts

Operating Revenues 1,915.0 (10.0) 1,767.0 (12.0) 1,082.0 0.0 1,170.0 0.0 4,276.0 (106.0)

Operating Expenses 1,875.0 (10.0) 1,762.0 (12.0) 992.0 0.0 1,080.0 0.0 3,446.0 (106.0)

Operating Income 40.0 0.0 5.0 0.0 90.0 0.0 90.0 0.0 830.0 0.0

–4– Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT East Financial Results

NTT

FY2009/2Q

(Billions of yen)

Operating Revenues

965.9
(19.5)
(2.0)%
Progress
49.4%
946.3
Voice Transmission Services (49.6)
IP Services +41.4
Others (11.3)
FY2008/2Q
FY2009/2Q

Operating Expenses

Operating Income

Progress
80.6%
20.5
+11.6
+56.6%
32.2

FY2009E

(Billions of yen)

1,952.9
(37.9)
(1.9)%
Decreased 10.0 from initial forecasts
1,915.0
Voice Transmission Services (100.2)
IP Services +87.0
Others (24.8)
FY2008
FY2009E

1,916.2
(41.2)
(2.2)%
Decreased 10.0 from initial forecasts
1,875.0
Personnel expenses +11.9
Expenses for purchase of goods and services and other expenses (40.5)
Depreciation expenses and loss on disposal of assets (12.7)
FY2008
FY2009E

Same as initial forecast
36.6
+3.3
+9.0%
40.0

−5−

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT East Financial Results

FY2009/2Q

(Billions of yen) Operating Revenues (19.5)

(2.0)%

Progress

49.4%

965.9

Voice Transmission Services (49.6) 946.3 IP Services +41.4 Others (11.3)

FY2008/2Q FY2009/2Q

Operating Expenses

(31.2) Progress

48.8%

945.3 (3.3)%

Personnel expenses +5.7

Expenses for purchase of goods 914.1 and services and other expenses (31.2) Depreciation expenses and loss on disposal of assets (5.7)

FY2008/2Q FY2009/2Q

Operating

Income Progress

80.6%

20.5 +11.6 32.2

+56.6%

FY2009E

(Billions of yen)

(37.9)

Decreased 10.0

(1.9)% from initial forecasts

1,952.9 Voice Transmission Services (100.2) 1,915.0 IP Services +87.0 Others (24.8)

FY2008 FY2009E

(41.2)

Decreased 10.0

(2.2)% from initial forecasts

1,916.2 Personnel expenses +11.9 1,875.0 Expenses for purchase of goods and services and other expenses (40.5) Depreciation expenses and loss on disposal of assets (12.7)

FY2008 FY2009E

Same as initial forecast

36.6 +3.3 40.0

+9.0%

–5– Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT West Financial Results

NTT

FY2009/2Q

(Billions of yen)

Operating Revenues

908.1
(31.9)
(3.5)%
Progress
49.6%
876.2
Voice Transmission Services (51.4)
IP Services +33.0
Others (13.5)
FY2008/2Q
FY2009/2Q

Operating Expenses

Operating Income

Progress
353.8%
6.5
+11.1
168.7%
17.6

FY2009E

(Billions of yen)

1,824.3
(57.3)
(3.1)%
Decreased 12.0 from initial forecasts
1,767.0
Voice Transmission Services (102.4)
IP Services +67.5
Others (22.3)
FY2008
FY2009E

1,816.5
(54.5)
(3.0)%
Decreased 12.0 from initial forecasts
1,762.0
Personnel expenses +11.3
Expenses for purchase of goods and services and other expenses (37.7)
Depreciation expenses and loss on disposal of assets (28.2)
FY2008
FY2009E

Same as initial forecast
7.7
(2.7)
(35.6)%
5.0

－6－

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT West Financial Results

FY2009/2Q

(Billions of yen) Operating Revenues

(31.9) Progress

49.6%

(3.5)%

908.1

Voice Transmission Services (51.4) 876.2 IP Services +33.0 Others (13.5)

FY2008/2Q FY2009/2Q

Operating Expenses

(43.0) Progress

48.7%

901.5 (4.8)%

Personnel expenses +5.5

Expenses for purchase of goods 858.5 and services and other expenses (36.4) Depreciation expenses and loss on disposal of assets (12.0)

FY2008/2Q FY2009/2Q

Operating

Income Progress 353.8%

6.5 +11.1 17.6

168.7%

FY2009E

(Billions of yen)

(57.3) Decreased 12.0 from initial forecasts

(3.1)%

1,824.3 Voice Transmission Services (102.4) 1,767.0 IP Services +67.5 Others (22.3)

FY2008 FY2009E

(54.5) Decreased 12.0 from initial forecasts

(3.0)%

1,816.5 Personnel expenses +11.3 1,762.0 Expenses for purchase of goods and services and other expenses (37.7) Depreciation expenses and loss on disposal of assets (28.2)

FY2008 FY2009E

Same as initial forecast

7.7 (2.7) 5.0

(35.6)%

–6– Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT Com Financial Results

NTT

FY2009/2Q
(Billions of yen)
Operating Revenues
556.7
(24.1)
(4.3)%
Progress 49.2%
532.5
Voice Transmission Services (20.1)
Solution Business (6.5)
Others +2.5
FY2008/2Q
FY2009/2Q
Operating Expenses
502.3
(22.5)
(4.5)%
Progress 48.4%
479.7
Personnel expenses + 0.1
Expenses for purchase of goods and services and other expenses (20.8)
Depreciation expenses and loss on disposal of assets (1.8)
FY2008/2Q
FY2009/2Q
Operating Income
54.4
(1.5)
(2.9)%
Progress 58.7%
52.8
FY2009E
(Billions of yen)
1,127.1
(45.1)
(4.0)%
Same as initial forecast
1,082.0
Voice Transmission Services (39.8)
Solution Business (7.0)
Others +1.7
FY2008
FY2009E
1,026.3
(34.3)
(3.3)%
Same as initial forecast
992.0
Personnel expenses +1.0
Expenses for purchase of goods and services and other expenses (34.1)
Depreciation expenses and loss on disposal of assets (1.2)
FY2008
FY2009E
100.8
(10.8)
(10.8)%
Same as initial forecast
90.0

–7–

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT Com Financial Results

FY2009/2Q

(Billions of yen) Operating Revenues

(24.1) Progress

49.2%

(4.3)%

556.7 Voice Transmission Services (20.1) 532.5 Solution Business (6.5) Others +2.5

FY2008/2Q FY2009/2Q

Operating Expenses

(22.5) Progress

(4.5)% 48.4%

Personnel expenses + 0.1

502.3 Expenses for purchase of goods 479.7 and services and other expenses (20.8) Depreciation expenses and loss on disposal of assets (1.8)

FY2008/2Q FY2009/2Q

Operating

Income Progress

58.7%

54.4 (1.5) 52.8

(2.9)%

FY2009E

(Billions of yen)

(45.1)

Same as initial

(4.0)% forecast

1,127.1 Voice Transmission Services (39.8) 1,082.0 Solution Business (7.0) Others +1.7

FY2008 FY2009E

(34.3) Same as initial

(3.3)% forecast

1,026.3 Personnel expenses +1.0 992.0 Expenses for purchase of goods and services and other expenses (34.1) Depreciation expenses and loss on disposal of assets (1.2)

FY2008 FY2009E

Same as initial forecast

100.8 (10.8) 90.0

(10.8)%

–7– Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Consolidated)

NTT DATA Financial Results

FY2009/2Q
FY2009E
(Billions of yen)
(Billions of yen)
Operating Revenues
513.3
+19.4
+3.8%
Progress 45.5%
532.8
FY2008/2Q
FY2009/2Q
1,139.0
+30.9
+2.7%
Same as initial forecast
1,170.0
FY2008
FY2009E
Operating Expenses
468.7
+30.6
+6.5%
Progress 46.2%
499.3
FY2008/2Q
FY2009/2Q
1,040.5
+39.4
+3.8%
Same as initial forecast
1,080.0
FY2008
FY2009E
Operating Income
44.6
(11.2)
(25.1)%
Progress 37.2%
33.4
98.5
(8.5)
(8.7)%
Same as initial forecast
90.0

−8−

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Consolidated)

NTT DATA Financial Results

FY2009/2Q

(Billions of yen) Operating Revenues

Progress

45.5%

+19.4

+3.8%

513.3 532.8

FY2008/2Q FY2009/2Q

Operating

Expenses Progress

46.2%

+30.6

+6.5%

468.7 499.3

FY2008/2Q FY2009/2Q

Operating

Income Progress

37.2%

44.6 (11.2) 33.4

(25.1)%

FY2009E

(Billions of yen)

Same as initial forecast

+30.9

+2.7%

1,139.0 1,170.0

FY2008 FY2009E

Same as initial forecast

+39.4

+3.8%

1,040.5 1,080.0

FY2008 FY2009E

Same as initial forecast

98.5 (8.5) 90.0

(8.7)%

–8– Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (U.S. GAAP Consolidated)

NTT DOCOMO Financial Results

FY2009/2Q
(Billions of yen)
FY2009E
(Billions of yen)
Operating Revenues
2,267.8
(122.0)
(5.4)%
Progress 50.2%
2,145.8
FY2008/2Q
FY2009/2Q
4,448.0
(172.0)
(3.9)%
Decreased 106.0 from initial forecasts
4,276.0
FY2008
FY2009E
Operating Expenses
1,690.8
(30.3)
(1.8)%
Progress 48.2%
1,660.6
FY2008/2Q
FY2009/2Q
3,617.0
(171.0)
(4.7)%
Decreased 106.0 from initial forecasts
3,446.0
FY2008
FY2009E
Operating Income
576.9
(91.7)
(15.9)%
Progress 58.5%
485.2
831.0
(1.0)
(0.1)%
Same as initial forecast
830.0

—9—

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (U.S. GAAP Consolidated)

NTT DOCOMO Financial Results

FY2009/2Q

(Billions of yen) Operating Revenues

(122.0) Progress

2,267.8 (5.4)% 50.2% 2,145.8

FY2008/2Q FY2009/2Q

Operating Expenses

(30.3) Progress

48.2%

1,690.8 (1.8)%

1,660.6

FY2008/2Q FY2009/2Q

Operating

Income Progress

58.5%

576.9 (91.7) 485.2

(15.9)%

FY2009E

(Billions of yen)

(172.0) Decreased 106.0 from initial forecasts

(3.9)%

4,448.0 4,276.0

FY2008 FY2009E

(171.0) Decreased 106.0 from initial forecasts

(4.7)%

3,617.0 3,446.0

FY2008 FY2009E

Same as initial forecast

831.0 (1.0) 830.0

(0.1)%

–9– Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP/U.S. GAAP)

Details of Difference Between Consolidated Operating Income and Total Operating Income of 5 Major Subsidiaries

FY2008/2Q

703.2

+38.3

+3.6

745.1

NTT (Holding Company): 1.8

NTT URBAN DEVELOPMENT (Consolidated): 18.1

NTT COMWARE: 8.3

NTT FINANCE (Consolidated): (3.9)

Outsourcing companies (East): 7.8

Outsourcing companies (West): (8.1)

Other companies: 14.2

Pension (actuarial difference, etc.): +11.9

Depreciation of engineering facilities: (7.9)

Adjustments between operating and non-operating

items, including eliminations, etc.

FY2009/2Q

621.5

+20.2

+5.1

646.8

NTT (Holding Company): 4.6

NTT URBAN DEVELOPMENT (Consolidated): 3.8

NTT COMWARE: 5.9

NTT FINANCE (Consolidated): 0.7

Outsourcing companies (East): 3.8

Outsourcing companies (West): (1.5)

Other companies: 2.7

Pension (actuarial difference, etc): +12.1

Depreciation of engineering facilities: (22.6)

Adjustments between operating and non-operating

items, including eliminations, etc.

Total operating income

of 5 major subsidiaries (JPN GAAP)

Total operating income of subsidiaries other than 5 major ones (excluding the effect of dividends received by NTT (Holding Company)) (JPN GAAP)

Elimination and

U.S. GAAP adjustments

Consolidated operating income

(U.S. GAAP)

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

10

Details of Consolidated Cash Flows

<FY2009/2Q>

Cash Flows from operating activities : increase year-on-year by 14.1% (+153.3 billion yen)

Decrease in accounts receivable due to the debt collection of mobile handsets (+80.4 billion yen). The effect of temporary payments in FY2008/2Q (review of secondment policies and others)

Accounts payable , trade and accrued payroll (+60.7 billion yen) and liability for employees’ retirement benefits (+50.0 billion yen)

Cash Flows from investing activities : outlays decrease year-on-year by 7.1% (+81.3 billion yen) decrease in payments for purchase of property, plant and equipment (123.5 billion yen) decrease in proceeds from sale of property, plant and equipment ((30.3) billion yen)

Cash Flows from financing activities: outlays increase year-on-year by 70.1% ((113.6) billion yen) decrease in capital procurement, increase in payments for settlement of debt ((240.8) billion yen) decrease in payments for acquisition of treasury stock in FY2008/2Q (+100.8 billion yen)

(Billions of yen) Cash Flows from Cash Flows from Cash Flows from operating activities investing activities (A) + (B) financing activities 1,500 (A) (B)

1,242.5 1,089.2

1,000

500

173.7

0

(60.9)

(162.0) (275.7)

(500)

(1,000) FY2008/2Q

(1,068.7) FY2009/2Q (1,500) (1,150.0)

–11– Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Transformation of Business Structure

Consolidated Revenue Composition Image

100%
80%
60%
40%
20%
0%
Solution & New Business etc.
IP business
Legacy business
26%
26%
48%
52%
29%
29%
42%
58%
28%
32%
40%
60%
32%
36%
32%
68%
35%
40%
25%
75%
IP, solution & new business account for two-thirds
IP, solution & new business account for three-quarters
FY2007
FY2008
FY2009/2Q
FY2010E
FY2012E

—12—

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Transformation of Business Structure

Consolidated Revenue Composition Image

100%

Solution &

New Business

etc. IP, IP,

26% 29% 28% 32% solution 35% solution

80% &

new &

52% new

IP business 58% 60%

68% business business

60% 26% account 75%

29% 32% account

for

36% two for

-

Legacy 40% three

business thirds -

40% quarters

48%

20% 42% 40%

32% 25%

0%

FY2007 FY2008 FY2009/2Q FY2010E FY2012E

–12– Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Operation Data

Operation Data

Number of Subscribers for Broadband Access Services

NTT

Number of subscribers

(Thousands)
FLET'S ADSL
FLET'S Hikari
Optical IP Telephone ("Hikari Denwa")
18,000
15,000
12,000
9,000
6,000
3,000
0
14,027
4,486
9,541
6,368
14,431
4,335
10,096
6,914
14,813
4,177
10,636
7,458
15,126
3,992
11,134
8,011
15,627
3,834
11,793
8,571
15,973
3,695
12,278
9,078
17,108
3,474
13,634
10,311
2008.6
2008.9
2008.12
2009.3
2009.6
2009.9
2010.3 E

Change from the preceding quarter

(Thousands)

—13—

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Broadband Access Services

Number of subscribers

(Thousands)

FLET’S ADSL

18,000 FLET’S Hikari 17,108 Optical IP Telephone (“Hikari Denwa”) 15,973 15,627 14,813 15,126 14,431 3,474

15,000 14,027

3,695 3,834 4,177 3,992

12,000 4,335

4,486 13,634

12,278 9,000 11,793 11,134 10,636

10,096 10,311 9,541 6,000 8,571 9,078 8,011 6,914 7,458 6,368

3,000

0

2008.6 2008.9 2008.12 2009.3 2009.6 2009.9 2009.3 2010.3 E

Video service *1 24 28 43 63 78 92 140

Change from the preceding quarter

(Thousands) FY2008 FY2009 FY2008 FY2009 E

4-6 7-9 10-12 1-3 4-6 7-9

FLET’S Hikari *2 763 556 539 499 659 485 2,357 2,500

# of opened

1,025 806 807 877 1,008 804 3,516 3,880

connections *3

FLET’S ADSL (170) (151) (157) (185) (157) (139) (664) (518)

Optical IP Telephone

643 546 544 553 561 507 2,285 2,300

(“Hikari Denwa”) *4

*1. Number of Video service includes HIKARI TV and FLET’S TV.

*2. Number of FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next provided by NTT West.

*3. Number of opened connections excludes openings due to relocations.

*4. Number of Optical IP Telephone Services is calculated by number of thousand channels.

–13– Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of FLET'S Hikari

NTT

Optional service
Basic Monthly Charge

NTT East

(Yen)
6,000
4,000
2,000
0
5,450
1,260
4,190
5,570
1,290
4,280
5,620
1,340
4,280
5,650
1,360
4,290
5,640
1,400
4,240
5,730
1,440
4,290
5,580
1,320
4,260
5,720
1,430
4,290
FY2008
4-6
7-9
10-12
1-3
FY2009
4-6
7-9
FY2008
FY2009E

NTT West

(Yen)
6,000
4,000
2,000
0
5,550
1,280
4,270
5,600
1,320
4,280
5,640
1,350
4,290
5,660
1,360
4,300
5,680
1,400
4,280
5,780
1,440
4,340
5,620
1,330
4,290
5,770
1,440
4,330
FY2008
4-6
7-9
10-12
1-3
FY2009
4-6
7-9
FY2008
FY2009E

—14—

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of FLET’S Hikari

NTT East Optional service Basic Monthly Charge

(Yen)

6,000 5,570 5,620 5,650 5,640 5,730 5,720 5,450 5,580 1,260 1,290 1,340 1,360 1,400 1,440 1,320 1,430 4,000

4,260 4,290 2,000 4,190 4,280 4,280 4,290 4,240 4,290

0 FY2008 FY2009

FY2008 FY2009E

4-6 7-9 10-12 1-3 4-6 7-9

NTT West

(Yen)

6,000 5,600 5,640 5,660 5,680 5,780 5,620 5,770 5,550 1,280 1,320 1,350 1,360 1,4001,440 1,330 1,440 4,000

4,290 4,330 2,000 4,270 4,280 4,290 4,300 4,340 4,280

0

FY2008 FY2009 FY2008 FY2009E

4-6 7-9 10-12 1-3 4-6 7-9

Number of FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West. Commencing in the fiscal year ending March 31, 2010, NTT East and NTT West have begun including in their FLET’S Hikari ARPU calculation revenues from the “Remote Support Service” option, which are part of their operating revenues from supplementary business.

Please see page 24 regarding the calculation of ARPU.

–14– Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Fixed-line Telephone Services

Number of subscribers (Thousands)

60,000 ISDN

Telephone Subscriber Lines

45,026 44,098

43,184 42,085

41,094 40,194

6,243 6,079 38,275 40,000 5,914 5,724 5,545 5,386 5,122

20,000 38,783 38,019 37,270

36,361 35,549 34,807

33,153

0

2008.6 2008.9 2008.12 2009.3 2009.6 2009.9 FY2009E

Change from the preceding quarter

(Thousands) FY2008 FY2009 FY2008 FY2009E

4-6 7-9 10-12 1-3 4-6 7-9

Telephone

(837) (764) (749) (909) (812) (741) (3,259) (3,208) Subscriber Lines *1 ISDN *2 (171) (164) (165) (190) (179) (159) (689) (602)

Total (1,008) (928) (914) (1,099) (991) (900) (3,949) (3,810)

*1. Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscribe Telephone Light Plan is included).

*2. In terms of number of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

–15– Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of Fixed-line Telephone Services

(Yen)

3,200

NTT East NTT West

3,100 3,000 2,900

2,800

FY2008 FY2009

FY2008 FY2009E

4-6 7-9 10-12 1-3 4-6 7-9

Aggregate Fixed- East 3,060 3,050 3,050 3,010 3,000 2,990 3,050 2,990

line (Telephone Subscriber Lines

+ ISDN) * West 2,920 2,920 2,910 2,870 2,850 2,860 2,900 2,840

* Aggregate Fixed-line ARPU (Telephone Subscriber Lines + ISDN) is the weighted average value of Telephone Subscriber Lines ARPU and ISDN ARPU. Please see page 24 regarding the calculation of ARPU.

–16– Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Mobile Phones

NTT

Number of subscribers

Mobile total
FOMA
% of FOMA subscribers
(Thousands)
60,000
50,000
40,000
30,000
20,000
10,000
0
53,629
45,200
84.3%
53,937
46,444
86.1%
54,155
47,494
87.7%
54,601
49,040
89.8%
54,864
50,246
91.6%
55,186
51,258
92.9%
55,800
53,030
95.0%
2008.6
2008.9
2008.12
2009.3
2009.6
2009.9
2010.3E

Change from the preceding quarter

(Thousands)

**Partial listing only

—17—

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Operation Data

Number of Subscribers for Mobile Phones

Number of subscribers

Mobile total

(Thousands) FOMA

% of FOMA subscribers

60,000 55,800 54,155 54,601 54,864 55,186 53,629 53,937 53,030 50,246 51,258 49,040

50,000 47,494 95.0% 46,444 45,200 92.9%

91.6%

89.8%

87.7%

40,000 86.1%

84.3%

30,000 20,000 10,000 0

2008.6 2008.9 2008.12 2009.3 2009.6 2009.9 2010.3E

Change from the preceding quarter

(Thousands) FY2008 FY2009 FY2008 FY2009E

4-6 7-9 10-12 1-3 4-6 7-9

Mobile total * 241 308 218 446 263 322 1,213 1,200 FOMA** 1,251 1,244 1,050 1,546 1,206 1,012 5,091 3,990 *The number of communication module service subscribers is included in total mobile phone subscribers.

**Partial listing only

–17– Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Operation Data

ARPU of Mobile Services (FOMA + mova)

(Yen)

7,000

FOMA + mova

6,500 FOMA

6,000 mova

5,500

5,000

4,500

4,000

3,500

3,000

2,500

2,000

FY2008 FY2009

4-6 7-9 10-12 1-3 4-6 7-9 FY2008 FY2009 E

FOMA + 5,890 5,860 5,730 5,390 5,440 5,420 5,710 5,300

mova

FOMA 6,260 6,180 6,000 5,610 5,610 5,560 6,010 5,420

mova 3,890 3,820 3,730 3,490 3,550 3,500 3,750 3,440

* Communication module service subscribers and the revenues thereof are not included in the calculation of mobile phone ARPU. Please see page 24 regarding the calculation of ARPU

–18– Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Appendices

Appendices

(Billions of yen)

Operating Revenues [year-on-year : (166.5)]

5,164.6
FY2008/2Q
Voice related services revenues
(216.3)
Fixed voice
Mobile voice
Fixed voice : (121.3)
Mobile voice : (95.0)
SI revenues and sales of telecommunications equipment
(48.0)
SI
Telecommunications equipment
SI : +25.6
Telecommunications equipment (Fixed-line) : (6.9)
Telecommunications equipment (Mobile) : (66.7)
IP/packet communications services revenues
+119.2
Fixed IP/packet
Mobile IP/packet
Fixed IP/packet : +77.3
Mobile IP/packet : +41.9
Other revenues
(21.4)
4,998.1
FY2009/2Q

Operating Expenses [year-on-year : (68.2)]

4,419.5
FY2008/2Q
(65.3)
Expenses for purchase of goods and services and other expenses
(24.6)
Depreciation expenses and loss on disposal of assets
+22.1
Personnel expenses
(0.4)
Other expenses
4,351.3
FY2009/2Q

－19－

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Appendices

FY2009/2Q Details of Financial Results (Per Item)

Operating (Billions of yen) [ year-on-year: (166.5)] Revenues

Voice related services revenues

(216.3) IP/packet communications Other revenues SI revenues and sales services revenues Fixed voice of telecommunications (21.4) 5,164.6 equipment +119.2 Mobile voice (48.0) Fixed IP/packet SI

Telecommunications Mobile IP/packet 4,998.1 equipment

Fixed voice : (121.3) Fixed IP/packet : +77.3

Mobile voice : (95.0) Mobile IP/packet : +41.9 SI : +25.6

FY2008/2Q Telecommunications equipment (Fixed—line) (6.9) FY2009/2Q Telecommunications equipment (Mobile) : (66.7) Operating [year-on-year : (68.2)] Expenses

(65.3)

4,419.5 (0.4)

(24.6) +22.1

Expenses for purchase of goods and services Depreciation expenses Personnel expenses Other expenses 4,351.3 and other expenses and loss on disposal of assets

FY2008/2Q FY2009/2Q

–19– Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Appendices

Details of Consolidated Balance Sheet

NTT

(Billions of yen)

March 31, 2009
September 30, 2009
18,796.4
Assets
18,796.4
Depreciable Assets (property, plant and equipment)
8,784.6
Deferred Tax Assets (non-current)
871.3
Liabilities
9,650.8
Interest-Bearing Debt
4,899.3
Liability for Employees' Retirement Benefits
1,639.8
Equity
9,145.6
Treasury Stock
(1,205.6)
18,546.9
Assets
18,546.9
〔(249.5) 〕
Depreciable Assets (property, plant and equipment)
8,648.1
〔(136.4)〕
Deferred Tax Assets (non-current)
878.4
〔+7.2〕
Liabilities
9,073.7
〔(577.0)〕
Interest-Bearing Debt
4,731.4
〔(167.9)〕
Liability for Employees' Retirement Benefits
1,658.4
〔+18.6〕
Equity
9,473.2
〔+327.5〕
Treasury Stock
(1,205.6)
〔+0.0〕

*Equity includes the noncontrolling interest (minority interest).

—20—

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Appendices

Details of Consolidated Balance Sheet

March 31, 2009 (Billions of yen)

18,796.4

Assets Liabilities

18,796.4 9,650.8

Interest-Bearing Debt 4,899.3 Depreciable Assets Liability for Employees’ (property, plant and Retirement Benefits equipment) 1,639.8

8,784.6

Equity

9,145.6 Deferred Tax Assets (non-current) Treasury Stock 871.3 (1,205.6)

*Equity includes the noncontrolling interest (minority interest).

September 30, 2009

18,546.9

Assets

18,546.9

[(249.5)]

Depreciable Assets (property, plant and equipment)

8,648.1 [(136.4)]

Deferred Tax Assets (non-current) 878.4 [+7.2]

Liabilities

9,073.7 [(577.0)] Interest-Bearing Debt 4,731.4 [(167.9)] Liability for Employees’ Retirement Benefits 1,658.4 [+18.6]

Equity

9,473.2 [+327.5] Treasury Stock (1,205.6) [+0.0]

–20– Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Appendices

Capital Investment

(Billions of yen)
2,236.9
2,128.9
2,145.1
2,020.0
1,064.1
66.0
462.8
68.0
15.2
41.1
227.1
183.6
897.2
97.7
315.8
71.3
16.4
32.2
162.3
201.2
985.5
102.3
336.5
91.3
19.5
39.3
166.2
230.1
892.1
55.8
316.1
72.1
10.9
44.1
171.3
221.3
Other
NTT DOCOMO (Consolidated)
NTT DATA (Consolidated)
NTT (Holding Company)
NTT Com
NTT West
NTT East
FY2006/2Q
FY2006
FY2007/2Q
FY2007
FY2008/2Q
FY2008
FY2009/2Q
FY2009E

－21－

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Appendices

Capital Investment

(Billions of yen)

2,236.9

1,064.1

66.0

462.8

15.2 68.0

16.4

41.1 227.1

183.6

FY2006/2Q FY2006

2,128.9 2,145.1

2,020.0

Other

NTT DOCOMO (Consolidated)

985.5

NTT DATA (Consolidated) 897.2 102.3 892.1 NTT (Holding Company) NTT Com

97.7 55.8 NTT West

NTT East

336.5

315.8 316.1

19.5 91.3 10.9

72.1

71.3

32.2 39.3 44.1 166.2 171.3 162.3

201.2 230.1 221.3

FY2007/2Q FY2008/2Q FY2009/2Q FY2007 FY2008 FY2009E

–21– Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries' Financial Results

NTT

(Billions of yen)

FY 2009/2Q	NTT Consolidated *1 (U.S. GAAP)	NTT (Holding Company) Non-Consolidated (JPN GAAP)	NTT East Non-Consolidated (JPN GAAP)	NTT West Non-Consolidated (JPN GAAP)	NTT Com Non-Consolidated (JPN GAAP)	NTT DATA Consolidated (JPN GAAP)	NTT DOCOMO Consolidated (U.S. GAAP)
Operating Revenues	4,998.1	218.4	946.3	876.2	532.5	532.8	2,145.8
Change year-on-year (% change)	(166.5) (3.2)%	10.3 5.0%	(19.5) (2.0)%	(31.9) (3.5)%	(24.1) (4.3)%	19.4 3.8%	(122.0) (5.4)%
Operating Expenses	4,351.3	73.8	914.1	858.5	479.7	499.3	1,660.6
Change year-on-year (% change)	(68.2) (1.5)%	(5.7) (7.2)%	(31.2) (3.3)%	(43.0) (4.8)%	(22.5) (4.5)%	30.6 6.5%	(30.3) (1.8)%
Operating Income	646.8	144.5	32.2	17.6	52.8	33.4	485.2
Change year-on-year (% change)	(98.3) (13.2)%	16.0 12.5%	11.6 56.6%	11.1 168.7%	(1.5) (2.9)%	(11.2) (25.1)%	(91.7) (15.9)%
Income Before Income Taxes *2	643.6	146.7	44.2	24.7	61.9	30.3	479.9
Change year-on-year (% change)	(127.6) (16.5)%	15.4 11.8%	(0.0) (0.1)%	10.5 74.1%	(3.8) (5.8)%	(12.9) (29.9)%	(80.3) (14.3)%
Net Income	282.2 *3	144.6	33.9	20.0	36.5	15.2	284.7 *4
Change year-on-year (% change)	(124.1) (30.5)%	14.7 11.4%	(10.1) (23.0)%	9.2 85.8%	(19.5) (34.9)%	(7.5) (33.0)%	(61.9) (17.9)%

—22—

Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries’ Financial Results

(Billions of yen)

NTT NTT

FY 2009/2Q Consolidated (Holding Company) NTT East NTT West NTT Com NTT DATA NTT DOCOMO

*1 Non-Consolidated Non-Consolidated Non-Consolidated Non-Consolidated Consolidated Consolidated

(U.S. GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (U.S. GAAP)

Operating Revenues 4,998.1 218.4 946.3 876.2 532.5 532.8 2,145.8

Change year-on-year (166.5) 10.3 (19.5) (31.9) (24.1) 19.4 (122.0)

(% change) (3.2)% 5.0% (2.0)% (3.5)% (4.3)% 3.8% (5.4)%

Operating Expenses 4,351.3 73.8 914.1 858.5 479.7 499.3 1,660.6

Change year-on-year (68.2) (5.7) (31.2) (43.0) (22.5) 30.6 (30.3)

(% change) (1.5)% (7.2)% (3.3)% (4.8)% (4.5)% 6.5% (1.8)%

Operating Income 646.8 144.5 32.2 17.6 52.8 33.4 485.2

Change year-on-year (98.3) 16.0 11.6 11.1 (1.5) (11.2) (91.7)

(% change) (13.2)% 12.5% 56.6% 168.7% (2.9)% (25.1)% (15.9)%

Income Before *2

Income Taxes 643.6 146.7 44.2 24.7 61.9 30.3 479.9

Change year-on-year (127.6) 15.4 (0.0) 10.5 (3.8) (12.9) (80.3)

(% change) (16.5)% 11.8% (0.1)% 74.1% (5.8)% (29.9)% (14.3)%

*3*4

Net Income 282.2 144.6 33.9 20.0 36.5 15.2 284.7

Change year-on-year (124.1) 14.7 (10.1) 9.2 (19.5) (7.5) (61.9)

(% change) (30.5)% 11.4% (23.0)% 85.8% (34.9)% (33.0)% (17.9)%

*1. The number of consolidated subsidiaries is 496 and the number of companies accounted for under the equity method is 84.

*2. “Income Before Income Taxes” for NTT (Holding Company), NTT East, NTT West, NTT Com and NTT DATA represents their recurring profits.

*3. “Net Income” for NTT Consolidated represents “Net income attributable to NTT”.

*4. “Net Income” for NTT DOCOMO represents “Net income attributable to NTT DOCOMO”.

–22– Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

Consolidated and Main Subsidiaries’ FY2009 Financial Results Forecasts

(Billions of yen)

NTT NTT

FY 2009E Consolidated (Holding Company) NTT East NTT West NTT Com NTT DATA NTT DOCOMO

Non-Consolidated Non-Consolidated Non-Consolidated Non-Consolidated Consolidated Consolidate d

(U.S . GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (U.S . GAAP)

Operating Revenues 10,170.0 379.0 1,915.0 1,767.0 1,082.0 1,170.0 4,276.0

Change year-on-year (246.3) 15.2 (37.9) (57.3) (45.1) 30.9 (172.0)

(% change) (2.4)% 4.2% (1.9)% (3.1)% (4.0)% 2.7% (3.9)%

Change from the initial (130.0) (4.0) (10.0) (12.0) 0.0 0.0 (106.0)

financial forecasts

Operating Expenses 9,060.0 166.0 1,875.0 1,762.0 992.0 1,080.0 3,446.0

Change year-on-year (246.6) (4.4) (41.2) (54.5) (34.3) 39.4 (171.0)

(% change) (2.6)% (2.6)% (2.2)% (3.0)% (3.3)% 3.8% (4.7)%

Change from the initial (130.0) (4.0) (10.0) (12.0) 0.0 0.0 (106.0)

financial forecasts

Operating Income 1,110.0 213.0 40.0 5.0 90.0 90.0 830.0

Change year-on-year 0.2 19.6 3.3 (2.7) (10.8) (8.5) (1.0)

(% change) 0.0% 10.2% 9.0% (35.6)% (10.8)% (8.7)% (0.1)%

Change from the initial 0.0 0.0 0.0 0.0 0.0 0.0 0.0

financial forecasts

Income Before *1

Income Taxes 1,080.0 216.0 60.0 10.0 95.0 86.0 825.0

Change year-on-year (25.2) 19.5 (5.3) (9.5) (18.5) (9.5) 44.5

(% change) (2.3)% 10.0% (8.2)% (48.8)% (16.4)% (10.0)% 5.7%

Change from the initial 0.0 0.0 0.0 0.0 0.0 0.0 (7.0)

financial forecasts

*2*3

Net Income 460.0 216.0 42.0 7.0 56.0 47.0 493.0

Change year-on-year (78.7) 20.0 (35.5) (8.4) (33.0) (1.3) 21.1

(% change) (14.6)% 10.2% (45.8)% (54.7)% (37.1)% (2.8)% 4.5%

Change from the initial 0.0 0.0 3.0 0.0 0.0 0.0 0.0

financial forecasts

*1. “Income Before Income Taxes” for NTT (Holding Company), NTT East, NTT West, NTT Com and NTT DATA represents their recurring profits.

*2. “Net Income” for NTT Consolidated represents “Net income attributable to NTT”.

*3. “Net Income” for NTT DOCOMO represents “Net income attributable to NTT DOCOMO”.

–23– Copyright (c) 2009 Nippon Telegraph and Telephone Corporation

Appendices

Calculation of ARPU

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of active subscribers to the relevant services. In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (FOMA) services and revenues from Mobile (mova) services, which are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges. We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

Notes :

1 We separately compute the following four categories of ARPU for the fixed line business conducted by each of NTT East and NTT West, using the following measures:

·Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

·Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.

·INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

·FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services and Supplementary Business, and revenues from monthly charges, call charges and device connection charges for Hikari Phone, which are included in operating revenues from IP Services.

-FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT West.

-Commencing in the fiscal year ending Mar. 31, 2010, NTT East and NTT West have begun including in their FLET‘S Hikari ARPU calculation revenues from the “Remote Support Service”, a FLET’S Hikari optional service, which are part of their operating revenues from Supplementary Business. Accordingly, calculations for NTT East and NTT West’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2008, Sep. 30, 2008, Dec. 31, 2008 and Mar. 31, 2009, and the fiscal year ended Mar. 31, 2009 have been revised to include revenues from Remote Support Service. Revenues from NTT East’s Remote Support Service contributed, respectively, 10 yen, 20 yen, 20 yen, 40 yen, 30 yen, 50 yen and 60 yen to NTT East’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2008, Sep. 30, 2008, Dec. 31, 2008, Mar. 31, 2009, the fiscal year ended Mar. 31, 2009, and the three months ended Jun. 30, 2009 and Sep. 30, 2009 (representing, respectively, 0.2%, 0.4%, 0.4%, 0.7%, 0.5% 0.9% and 1.0% of NTT East’s total FLET’S Hikari ARPU for the same periods). Revenues from NTT East’s Remote Support Service contributed 70 yen to NTT East’s revised forecast FLET’S Hikari ARPU for the fiscal year ending Mar. 31, 2010 (representing 1.2% of NTT East’s total FLET’S Hikari ARPU for the same period). Revenues from NTT West’s Remote Support Service contributed, respectively, 0 yen, 0 yen, 0 yen, 0 yen, 0 yen, 0 yen and 10 yen to NTT West’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2008, Sep. 30, 2008, Dec. 31, 2008, and Mar. 31, 2009, the fiscal year ended Mar. 31, 2009, and the three months ended Jun. 30, 2009 and Sep. 30, 2009 (representing, respectively, 0%, 0%, 0%, 0%, 0%, 0% and 0.2% of NTT West’s total FLET’S Hikari ARPU for the same periods). Revenues from NTT West’s Remote Support Service contributed 30 yen to NTT West’s revised forecast FLET’S Hikari ARPU for the fiscal year ending Mar. 31, 2010 (representing 0.5% of NTT West’s total FLET’S Hikari ARPU for the same period).

2 Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

3 For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined using the number of lines for each service.

4 In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

5 For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on number of FLET’S Hikari subscribers including B FLET’S and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT West.

6 We compute ARPU for our mobile business using three aggregate measures.

·Mobile Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

-Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as basic monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as basic monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as basic monthly charges and packet transmission charges, attributable to our conventional mova services. We also separately compute i-mode ARPU (FOMA+mova), as a subcomponent of Packet ARPU (FOMA+mova). i-mode ARPU (FOMA+mova) is based on operating revenues from basic monthly charges and packet transmission charges attributable to our i-mode-related FOMA and mova services.

·Mobile Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

-Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as basic monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as basic monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services. We also separately compute i-mode ARPU (FOMA), as a subcomponent of Packet ARPU (FOMA). i-mode ARPU (FOMA) is based on operating revenues from basic monthly charges and packet transmission charges attributable to our i-mode-related FOMA services.

·Mobile Aggregate ARPU (mova) = Mobile Voice ARPU (mova) + i-mode ARPU (mova).

-Our Voice ARPU (mova) is based on operating revenues related to voice services, such as basic monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as basic monthly charges and packet transmission charges, in each case attributable to our conventional mova services.

7 We show ARPU for our i-mode using two aggregate measures.

-i-mode ARPU (FOMA+mova, FOMA, and mova) is based on the number of all subscribers who have active mobile phones, regardless of whether the i-mode service is activated.

-ARPU generated purely from i-mode (FOMA+mova, FOMA, and mova) is based on the number of active subscribers to the i-mode service only.

8 Communications module service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

9 Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

-1Q Results: Sum of number of active subscribers**(as defined below) for each month from Apr. to Jun. -2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept. -3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.-4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.-FY Results : Sum of number of active subscribers** for each month from Apr. to Mar. -FY (Forecast when previous annual results were announced): Average expected active Number of subscribers ((Number of subscribers at end of previous Mar. + Number of expected subscribers at end of following Mar.)/2)x12 -FY (Revised forecast): Sum of the sum of actual Number of active subscribers at the end of each month from Apr. to Sept. and the average expected active Number of subscribers during the second half of the fiscal year ((Number of subscribers at end of Sept. + Number of expected subscribers at end of the following Mar.)/2)x6

10 Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

-1Q Results: Sum of number of active subscribers**(as defined below) for each month from Apr. to Jun. -2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept. -3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec. -4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar. -FY Results: Sum of number of active subscribers** for each month from Apr. to Mar. -FY (Forecast when previous annual results were announced) and FY (Revised forecast): Sum of expected number of active subscribers** for each month from Apr. ro Mar.

**active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

–24– Copyright(c) 2009 Nippon Telegraph and Telephone Corporation

November 9, 2009

FOR IMMEDIATE RELEASE

Financial Statements for the Six Months Ended September 30, 2009

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the six months ended September 30, 2009 are presented in the following attachments.

(Attachments)

1. Non-Consolidated Comparative Balance Sheets

2. Non-Consolidated Comparative Statements of Income

3. Business Results (Non-Consolidated Operating Revenues)

4. Non-Consolidated Comparative Statements of Cash Flows

For inquiries, please contact:

Mr. Hiroshi Niitsu and Mr. Takashi Yokozawa

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2009	September 30, 2009	Increase (Decrease)
ASSETS

Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	525,363	540,276	14,913
Antenna facilities	6,507	6,294	(212)
Terminal equipment	90,041	87,970	(2,071)
Local line facilities	774,171	783,521	9,350
Long-distance line facilities	5,863	5,230	(633)
Engineering facilities	645,278	639,042	(6,235)
Submarine line facilities	2,117	1,860	(257)
Buildings	513,715	497,440	(16,274)
Construction in progress	27,243	34,236	6,993
Other	256,207	251,147	(5,059)
Total property, plant and equipment	2,846,508	2,847,020	512
Intangible fixed assets	99,629	101,426	1,797
Total fixed assets - telecommunications businesses	2,946,137	2,948,447	2,309
Investments and other assets
Other investments and assets	285,401	287,390	1,989
Allowance for doubtful accounts	(1,619)	(1,525)	93
Total investments and other assets	283,782	285,865	2,082
Total fixed assets	3,229,920	3,234,312	4,392

Current assets:
Cash and bank deposits	130,023	87,287	(42,735)
Notes receivable	5	12	7
Accounts receivable, trade	296,624	271,583	(25,041)
Supplies	37,414	41,743	4,329
Other current assets	38,836	71,563	32,727
Allowance for doubtful accounts	(2,360)	(2,211)	148
Total current assets	500,543	469,978	(30,564)

TOTAL ASSETS	3,730,463	3,704,291	(26,171)

	(Millions of yen)
	March 31, 2009	September 30, 2009		Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	649,338	814,041		164,702
Liability for employees’ retirement benefits	285,469	289,135		3,665
Reserve for unused telephone cards	13,028	11,603		(1,424)
Other long-term liabilities	11,909	13,197		1,288
Total long-term liabilities	959,745	1,127,977		168,231

Current liabilities:
Current portion of long-term borrowings from parent company	105,809	40,861		(64,947)
Accounts payable, trade	82,509	63,462		(19,047)
Short-term borrowings	65,000	40,000		(25,000)
Accrued taxes on income*	2,253	8,099	*	5,846
Other current liabilities	421,010	329,174		(91,835)
Total current liabilities	676,582	481,598		(194,984)

TOTAL LIABILITIES	1,636,327	1,609,575		(26,752)

NET ASSETS

Shareholders’ equity:
Common stock	335,000	335,000		—
Capital surplus	1,499,726	1,499,726		—
Earned surplus	259,456	259,933		477
Total shareholders’ equity	2,094,182	2,094,660		477
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(47)	55		102
Total unrealized gains (losses), translation adjustments, and others	(47)	55		102

TOTAL NET ASSETS	2,094,135	2,094,715		580

TOTAL LIABILITIES AND NET ASSETS	3,730,463	3,704,291		(26,171)

Note:

*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2008		Six months ended September 30, 2009		Increase (Decrease)	Year ended March 31, 2009
Telecommunications businesses:
Operating revenues	911,583		892,099		(19,484)	1,825,790
Operating expenses	891,549		860,268		(31,280)	1,789,250
Operating income from telecommunications businesses	20,034		31,830		11,796	36,540
Supplementary businesses:
Operating revenues	54,379		54,271		(107)	127,201
Operating expenses	53,816		53,849		33	127,043
Operating income from supplementary businesses	562		421		(140)	157
Operating income	20,597		32,252		11,655	36,697
Non-operating revenues:
Interest income	15		16		0	26
Dividends received	12,212		3,795		(8,416)	12,229
Lease and rental income	27,652		25,461		(2,190)	52,774
Miscellaneous income	2,089		1,468		(620)	4,227
Total non-operating revenues	41,969		30,742		(11,227)	69,257
Non-operating expenses:
Interest expenses	6,292		5,724		(567)	12,375
Lease and rental expenses	10,999		10,677		(321)	23,580
Miscellaneous expenses	947		2,325		1,378	4,615
Total non-operating expenses	18,239		18,728		489	40,571
Recurring profit	44,326		44,265		(61)	65,383
Special profits	24,234		9,250		(14,984)	57,595
Income before income taxes	68,561		53,516		(15,045)	122,978
Income taxes*	24,460	*	19,539	*	(4,921)	45,425
Net income	44,100		33,977		(10,123)	77,552

Note:

*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements for the six months ended September 30, 2008. Except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements for the six months ended September 30, 2009.

	(Millions of yen)
	Three months ended September 30, 2008		Three months ended September 30, 2009		Increase (Decrease)
Telecommunications businesses:
Operating revenues	459,503		449,959		(9,543)
Operating expenses	446,869		429,860		(17,009)
Operating income from telecommunications businesses	12,633		20,099		7,465
Supplementary businesses:
Operating revenues	29,660		28,879		(781)
Operating expenses	28,437		28,587		149
Operating income from supplementary businesses	1,222		291		(930)
Operating income	13,856		20,391		6,535
Non-operating revenues:
Interest income	9		8		(1)
Dividends received	11,706		3,383		(8,322)
Lease and rental income	14,164		12,642		(1,521)
Miscellaneous income	1,382		625		(757)
Total non-operating revenues	27,263		16,659		(10,603)
Non-operating expenses:
Interest expenses	3,216		2,879		(336)
Lease and rental expenses	5,716		5,445		(271)
Miscellaneous expenses	532		1,365		833
Total non-operating expenses	9,465		9,690		225
Recurring profit	31,653		27,360		(4,293)
Special profits	19,111		4,646		(14,465)
Income before income taxes	50,765		32,007		(18,758)
Income taxes*	16,351	*	11,828	*	(4,522)
Net income	34,414		20,178		(14,235)

Note:

*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements for the three months ended September 30, 2008. Except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements for the three months ended September 30, 2009.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2008	Six months ended September 30, 2009	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2009
Voice transmission services revenues (excluding IP services revenues)	468,728	419,035	(49,692)	(10.6)	911,264
Monthly charge revenues*	316,054	287,692	(28,361)	(9.0)	619,821
Call rates revenues*	53,075	43,842	(9,232)	(17.4)	100,801
Interconnection call revenues*	61,997	52,035	(9,962)	(16.1)	118,078
IP services revenues	271,117	312,551	41,433	15.3	563,908
Leased circuit services revenues (excluding IP services revenues)	86,770	78,697	(8,072)	(9.3)	169,392
Telegram services revenues	11,016	10,089	(927)	(8.4)	22,216
Other telecommunications services revenues	73,950	71,725	(2,225)	(3.0)	159,008

Telecommunications total revenues	911,583	892,099	(19,484)	(2.1)	1,825,790

Supplementary business total revenues	54,379	54,271	(107)	(0.2)	127,201

Total operating revenues	965,962	946,370	(19,592)	(2.0)	1,952,991

*	Partial listing only

	(Millions of yen)
	Three months ended September 30, 2008	Three months ended September 30, 2009	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	231,046	207,723	(23,323)	(10.1)
Monthly charge revenues*	156,654	142,447	(14,206)	(9.1)
Call rates revenues*	25,763	21,468	(4,294)	(16.7)
Interconnection call revenues*	30,418	25,692	(4,725)	(15.5)
IP services revenues	138,932	159,075	20,142	14.5
Leased circuit services revenues (excluding IP services revenues)	43,432	38,984	(4,448)	(10.2)
Telegram services revenues	4,698	4,373	(324)	(6.9)
Other telecommunications services revenues	41,393	39,802	(1,591)	(3.8)

Telecommunications total revenues	459,503	449,959	(9,543)	(2.1)

Supplementary business total revenues	29,660	28,879	(781)	(2.6)

Total operating revenues	489,163	478,839	(10,324)	(2.1)

*	Partial listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2008	Six months ended September 30, 2009	Increase (Decrease)	Year ended March 31, 2009
Cash flows from operating activities:
Income before income taxes	68,561	53,516	(15,045)	122,978
Depreciation and amortization	213,040	205,677	(7,363)	425,634
Loss on disposal of property, plant and equipment	7,774	9,147	1,373	20,989
Gains on sales of fixed assets	(24,234)	(9,250)	14,984	(57,595)
Increase (decrease) in liability for employees’ retirement benefits	(3,608)	3,665	7,273	(33,468)
(Increase) decrease in accounts receivable	23,911	25,010	1,098	11,531
(Increase) decrease in inventories	(6,113)	(4,329)	1,784	(1,916)
Increase (decrease) in accounts payable and accrued expenses	(70,190)	(61,925)	8,265	(44,855)
Increase (decrease) in accrued consumption tax	480	966	485	174
Other	(12,991)	1,228	14,220	17,948

Sub-total	196,630	223,707	27,076	461,421
Interest and dividends received	12,227	3,811	(8,416)	12,255
Interest paid	(6,305)	(5,736)	568	(12,523)
Income taxes received (paid)	(15,314)	(24,252)	(8,937)	(15,401)

Net cash provided by (used in) operating activities	187,238	197,530	10,291	445,752

Cash flows from investing activities:
Payments for property, plant and equipment	(254,642)	(237,663)	16,978	(478,356)
Proceeds from sale of property, plant and equipment	34,293	11,179	(23,113)	74,701
Payments for purchase of investment securities	(10,832)	(2,051)	8,781	(11,954)
Proceeds from sale of investment securities	308	311	3	526
Other	(688)	(244)	444	1,816

Net cash provided by (used in) investing activities	(231,562)	(228,468)	3,094	(413,266)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	100,000	200,000	100,000	150,000
Payments for settlement of long-term debt	(115,188)	(100,245)	14,943	(162,419)
Net increase (decrease) in short-term borrowings	48,992	(74,992)	(123,984)	11,992
Payments for settlement of lease obligations	(260)	(295)	(35)	(790)
Dividends paid	(33,500)	(33,500)	—	(33,500)

Net cash provided by (used in) financing activities	43	(9,032)	(9,076)	(34,717)

Net increase (decrease) in cash and cash equivalents	(44,279)	(39,970)	4,309	(2,232)
Cash and cash equivalents at beginning of period	134,903	132,671	(2,232)	134,903

Cash and cash equivalents at end of period	90,624	92,700	2,076	132,671

November 9, 2009

FOR IMMEDIATE RELEASE

Financial Statements for the Six Months Ended September 30, 2009

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the six months ended September 30, 2009 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

4.	Non-Consolidated Comparative Statements of Cash Flows

For inquiries, please contact:

Mr. Toshiya Katayama or Mr. Tetsuya Nokura

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: 06-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2009	September 30, 2009	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	517,663	510,307	(7,356)
Antenna facilities	9,694	9,206	(488)
Terminal equipment	21,058	20,582	(476)
Local line facilities	825,484	816,539	(8,944)
Long-distance line facilities	4,219	3,767	(451)
Engineering facilities	590,253	585,026	(5,226)
Submarine line facilities	3,306	2,782	(524)
Buildings	464,127	449,856	(14,270)
Construction in progress	28,254	36,731	8,476
Other	243,174	235,534	(7,640)
Total property, plant and equipment	2,707,237	2,670,333	(36,903)
Intangible fixed assets	95,976	96,300	323
Total fixed assets - telecommunications businesses	2,803,213	2,766,633	(36,580)
Investments and other assets
Other investments and assets	211,003	210,145	(858)
Allowance for doubtful accounts	(566)	(588)	(22)
Total investments and other assets	210,436	209,556	(880)
Total fixed assets	3,013,650	2,976,190	(37,460)

Current assets:
Cash and bank deposits	105,019	81,515	(23,504)
Notes receivable	39	23	(15)
Accounts receivable, trade	282,192	251,006	(31,185)
Supplies	27,912	27,314	(598)
Other current assets	47,718	68,541	20,822
Allowance for doubtful accounts	(2,130)	(2,018)	112
Total current assets	460,751	426,382	(34,368)

TOTAL ASSETS	3,474,401	3,402,572	(71,828)

	(Millions of yen)
	March 31, 2009	September 30, 2009		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	977,698	1,062,613		84,914
Liability for employees’ retirement benefits	304,696	306,366		1,670
Reserve for unused telephone cards	12,320	10,972		(1,347)
Other long-term liabilities	26,586	20,009		(6,577)
Total long-term liabilities	1,321,302	1,399,962		78,659
Current liabilities:
Current portion of long-term borrowings from parent company	158,333	100,402		(57,931)
Accounts payable, trade	78,940	53,258		(25,681)
Short-term borrowings	25,000	—		(25,000)
Accrued taxes on income	899	721	*	(177)
Allowance for losses on construction contracts	171	—		(171)
Other current liabilities	393,599	345,379		(48,220)
Total current liabilities	656,944	499,761		(157,182)

TOTAL LIABILITIES	1,978,246	1,899,723		(78,522)

NET ASSETS
Shareholders’ equity:
Common stock	312,000	312,000		—
Capital surplus	1,170,054	1,170,054		—
Earned surplus	13,689	20,732		7,043
Total shareholders’ equity	1,495,743	1,502,786		7,043
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	411	62		(349)
Total unrealized gains (losses), translation adjustments, and others	411	62		(349)

TOTAL NET ASSETS	1,496,155	1,502,849		6,693

TOTAL LIABILITIES AND NET ASSETS	3,474,401	3,402,572		(71,828)

Note: *	NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2008		Six months ended September 30, 2009		Increase (Decrease)	Year ended March 31, 2009
Telecommunications businesses:
Operating revenues	837,596		812,094		(25,502)	1,670,002
Operating expenses	829,423		792,768		(36,654)	1,658,299
Operating income from telecommunications businesses	8,173		19,325		11,152	11,703
Supplementary businesses:
Operating revenues	70,524		64,122		(6,401)	154,318
Operating expenses	72,113		65,759		(6,354)	158,254
Operating losses from supplementary businesses	(1,589)		(1,636)		(46)	(3,935)
Operating income	6,584		17,689		11,105	7,767

Non-operating revenues:
Interest income	9		4		(4)	14
Dividends received	3,399		1,423		(1,975)	3,431
Lease and rental income	21,889		20,776		(1,112)	43,268
Miscellaneous income	2,429		2,318		(111)	5,429
Total non-operating revenues	27,727		24,523		(3,204)	52,143

Non-operating expenses:
Interest expenses	10,286		8,713		(1,572)	19,540
Lease and rental expenses	8,294		7,335		(958)	16,378
Miscellaneous expenses	1,514		1,416		(98)	4,474
Total non-operating expenses	20,095		17,466		(2,629)	40,393

Recurring profit	14,216		24,746		10,530	19,518

Income before income taxes	14,216		24,746		10,530	19,518
Income taxes	3,426	*	4,699	*	1,272	4,077
Net income	10,789		20,047		9,257	15,440

Note: *	NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements for the six months ended September 30, 2008. Except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements for the six months ended September 30, 2009.

	(Millions of yen)
	Three months ended September 30, 2008		Three months ended September 30, 2009		Increase (Decrease)
Telecommunications businesses:
Operating revenues	418,437		405,942		(12,495)
Operating expenses	412,086		392,752		(19,334)
Operating income from telecommunications businesses	6,350		13,189		6,839
Supplementary businesses:
Operating revenues	36,848		34,522		(2,326)
Operating expenses	36,891		35,940		(951)
Operating losses from supplementary businesses	(42)		(1,418)		(1,375)
Operating income	6,308		11,771		5,463

Non-operating revenues:
Interest income	4		1		(2)
Dividends received	4		3		(0)
Lease and rental income	11,003		10,292		(710)
Miscellaneous income	1,602		832		(769)
Total non-operating revenues	12,614		11,131		(1,483)

Non-operating expenses:
Interest expenses	5,143		4,382		(761)
Lease and rental expenses	3,768		3,724		(44)
Miscellaneous expenses	582		593		10
Total non-operating expenses	9,495		8,700		(795)

Recurring profit	9,427		14,202		4,775

Income before income taxes	9,427		14,202		4,775
Income taxes	2,921	*	3,306	*	384
Net income	6,506		10,896		4,390

Note: *	NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements for the three months ended September 30, 2008. Except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements for the three months ended September 30, 2009.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2008	Six months ended September 30, 2009	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2009
Voice transmission services revenues (excluding IP services revenues)	460,939	409,533	(51,405)	(11.2)	896,413
Monthly charge revenues*	309,031	281,113	(27,918)	(9.0)	605,622
Call rates revenues*	48,948	39,326	(9,622)	(19.7)	92,294
Interconnection call revenues*	68,342	56,911	(11,431)	(16.7)	130,658
IP services revenues	221,964	255,022	33,057	14.9	460,441
Leased circuit services revenues (excluding IP services revenues)	75,310	70,596	(4,714)	(6.3)	149,122
Telegram services revenues	12,421	11,710	(711)	(5.7)	25,797
Other telecommunications services revenues	66,960	65,232	(1,728)	(2.6)	138,227

Telecommunications total revenues	837,596	812,094	(25,502)	(3.0)	1,670,002

Supplementary business total revenues	70,524	64,122	(6,401)	(9.1)	154,318

Total operating revenues	908,121	876,217	(31,904)	(3.5)	1,824,321

*	Partial listing only

	(Millions of yen)
	Three months ended September 30, 2008	Three months ended September 30, 2009	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	227,504	202,844	(24,660)	(10.8)
Monthly charge revenues*	153,094	139,220	(13,873)	(9.1)
Call rates revenues*	23,778	19,307	(4,470)	(18.8)
Interconnection call revenues*	33,703	28,172	(5,530)	(16.4)
IP services revenues	113,260	130,043	16,782	14.8
Leased circuit services revenues (excluding IP services revenues)	37,289	35,073	(2,215)	(5.9)
Telegram services revenues	5,539	5,239	(300)	(5.4)
Other telecommunications services revenues	34,843	32,741	(2,101)	(6.0)

Telecommunications total revenues	418,437	405,942	(12,495)	(3.0)

Supplementary business total revenues	36,848	34,522	(2,326)	(6.3)

Total operating revenues	455,286	440,464	(14,821)	(3.3)

*	Partial listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2008	Six months ended September 30, 2009	Increase (Decrease)	Year ended March 31, 2009
Cash flows from operating activities:
Income before income taxes	14,216	24,746	10,530	19,518
Depreciation and amortization	208,948	198,092	(10,856)	412,834
Loss on disposal of property, plant and equipment	8,035	7,173	(862)	18,971
Increase (decrease) in liability for employees’ retirement benefits	(6,682)	1,670	8,353	(36,480)
(Increase) decrease in accounts receivable	23,970	34,324	10,354	11,296
(Increase) decrease in inventories	(2,420)	598	3,018	(2,150)
Increase (decrease) in accounts payable and accrued expenses	(53,472)	(66,048)	(12,575)	(22,796)
Increase (decrease) in accrued consumption tax	1,282	2,169	887	(1,193)
Other	(6,723)	996	7,720	32,261

Sub-total	187,153	203,722	16,569	432,260
Interest and dividends received	3,408	1,429	(1,979)	3,446
Interest paid	(10,636)	(8,736)	1,900	(19,969)
Income taxes received (paid)	16,807	4,590	(12,217)	16,805

Net cash provided by (used in) operating activities	196,732	201,005	4,273	432,543

Cash flows from investing activities:
Payments for property, plant and equipment	(192,951)	(197,940)	(4,989)	(380,697)
Proceeds from sale of property, plant and equipment	15,110	867	(14,243)	17,151
Payments for purchase of investment securities	(53)	(429)	(376)	(53)
Proceeds from sale of investment securities	85	425	340	177
Other	1,262	463	(798)	2,745

Net cash provided by (used in) investing activities	(176,545)	(196,613)	(20,067)	(360,675)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	20,000	110,000	90,000	115,000
Payments for settlement of long-term debt	(86,307)	(83,016)	3,290	(177,724)
Net increase (decrease) in short-term borrowings	—	(33,994)	(33,994)	(15,005)
Payments for settlement of lease obligations	(511)	(7,575)	(7,063)	(27,558)
Dividends paid	—	(13,004)	(13,004)	—

Net cash provided by (used in) financing activities	(66,819)	(27,591)	39,227	(105,288)

Net increase (decrease) in cash and cash equivalents	(46,632)	(23,198)	23,433	(33,420)
Cash and cash equivalents at beginning of period	139,891	106,470	(33,420)	139,891

Cash and cash equivalents at end of period	93,258	83,271	(9,987)	106,470

November 9, 2009

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for the Six Months Ended September 30, 2009

TOKYO, JAPAN — NTT Communications Corporation (NTT Com) announced today its financial results for the six months ended September 30, 2009. Please see the following attachments for further details:

I.	Non-Consolidated Comparative Balance Sheets

II.	Non-Consolidated Comparative Statements of Income

III.	Business Results (Non-Consolidated Operating Revenues)

IV.	Non-Consolidated Comparative Statements of Cash Flows

#     #     #

About NTT Communications Corporation

NTT Communications provides a broad range of global networks, management solutions and IT services to customers worldwide. The company is renowned for reliable, high-quality security, hosting, voice, data and IP services, as well as expertise in managed networks and leadership in IPv6 transit technology. NTT Communications’ extensive infrastructure includes Arcstar™ Global IP-VPN and Global e-VLAN, as well as a Tier-1 IP backbone reaching more than 150 countries in partnership with major Internet service providers, and secure data centers in Asia, North America and Europe. NTT Communications is the wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation, one of the world’s largest telecoms with listings on the Tokyo, London and New York stock exchanges. Please visit www.ntt.com/index-e.html.

For more information

(Ms.) Rui Ogawa or (Mr.) Takashi Ikai

Accounts and Finance Department, NTT Communications

Tel. +81 3 6700 4311

Email: info-af@ntt.com

I. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2009	September 30, 2009	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	145,125	146,238	1,113
Antenna facilities	1,862	1,826	(35)
Terminal equipment	1,348	1,219	(129)
Local line facilities	777	811	33
Long-distance line facilities	9,558	9,310	(247)
Engineering facilities	59,045	58,383	(661)
Submarine line facilities	4,728	8,178	3,449
Buildings	125,604	127,469	1,865
Construction in progress	25,323	19,149	(6,174)
Other	87,777	83,157	(4,619)
Total property, plant and equipment	461,150	455,745	(5,405)
Intangible fixed assets	93,692	82,309	(11,383)
Total fixed assets - telecommunications businesses	554,843	538,054	(16,789)
Investments and other assets
Investments in subsidiaries and affiliated companies	134,544	135,173	629
Other investments and assets	184,825	180,422	(4,402)
Allowance for doubtful accounts	(316)	(307)	8
Total investments and other assets	319,053	315,289	(3,764)
Total fixed assets	873,897	853,343	(20,553)

Current assets:
Cash and bank deposits	56,292	43,479	(12,812)
Notes receivable	82	1,315	1,232
Accounts receivable, trade	186,265	170,963	(15,302)
Supplies	7,338	7,914	575
Other current assets	90,241	68,848	(21,393)
Allowance for doubtful accounts	(1,295)	(1,165)	130
Total current assets	338,926	291,356	(47,569)

TOTAL ASSETS	1,212,823	1,144,699	(68,123)

	(Millions of yen)
	March 31, 2009	September 30, 2009		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	188,721	186,552		(2,168)
Liability for employees’ retirement benefits	72,924	75,389		2,464
Reserve for point services	2,987	2,661		(325)
Reserve for unused telephone cards	5,451	4,855		(596)
Other long-term liabilities	25,615	26,158		542
Total long-term liabilities	295,700	295,617		(83)
Current liabilities:
Current portion of long-term borrowings from parent company	122,121	54,420		(67,701)
Accounts payable, trade	31,533	18,952		(12,580)
Accounts payable, other	151,587	138,148		(13,438)
Accrued taxes on income	925	776	*	(149)
Allowance for losses on construction contracts	283	38		(244)
Other current liabilities	27,387	28,285		898
Total current liabilities	333,837	240,621		(93,215)

TOTAL LIABILITIES	629,538	536,239		(93,299)

NET ASSETS
Shareholders’ equity:
Common stock	211,763	211,763		—
Capital surplus	131,615	131,615		—
Earned surplus	213,363	234,871		21,508
Total shareholders’ equity	556,742	578,250		21,508
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	26,542	30,209		3,667
Total unrealized gains (losses), translation adjustments, and others	26,542	30,209		3,667

TOTAL NET ASSETS	583,284	608,460		25,175

TOTAL LIABILITIES AND NET ASSETS	1,212,823	1,144,699		(68,123)

Note: *	NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

II. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2008		Six months ended September 30, 2009		Increase (Decrease)	Year ended March 31, 2009
Telecommunications businesses:
Operating revenues	473,780		456,351		(17,429)	945,565
Operating expenses	418,927		402,815		(16,112)	845,232
Operating income from telecommunications businesses	54,852		53,536		(1,316)	100,332
Supplementary businesses:
Operating revenues	82,938		76,224		(6,714)	181,624
Operating expenses	83,385		76,917		(6,468)	181,083
Operating income (losses) from supplementary businesses	(446)		(692)		(246)	541
Operating income	54,406		52,843		(1,562)	100,874

Non-operating revenues:
Interest income	532		49		(483)	785
Dividends received	8,604		7,108		(1,496)	9,330
Lease and rental income	7,854		7,319		(535)	15,380
Miscellaneous income	5,634		1,173		(4,461)	6,892
Total non-operating revenues	22,626		15,649		(6,976)	32,389

Non-operating expenses:
Interest expenses	3,349		2,393		(955)	6,339
Lease and rental expenses	4,826		3,970		(855)	9,575
Miscellaneous expenses	3,054		161		(2,892)	3,773
Total non-operating expenses	11,229		6,525		(4,704)	19,688

Recurring profit	65,802		61,967		(3,835)	113,575

Special profits	29,660		—		(29,660)	36,000
Special losses	—		—		—	7,495
Income before income taxes	95,463		61,967		(33,496)	142,080
Income taxes	39,402	*	25,458	*	(13,944)	53,009
Net income	56,060		36,509		(19,551)	89,070

Note: *	NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements for the six months ended September 30, 2008. Except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements for the six months ended September 30, 2009.

	(Millions of yen)
	Three months ended September 30, 2008		Three months ended September 30, 2009		Increase (Decrease)
Telecommunications businesses:
Operating revenues	238,086		227,418		(10,667)
Operating expenses	212,282		200,314		(11,967)
Operating income from telecommunications businesses	25,804		27,104		1,300
Supplementary businesses:
Operating revenues	44,782		37,586		(7,195)
Operating expenses	43,617		37,562		(6,055)
Operating income from supplementary businesses	1,164		24		(1,140)
Operating income	26,968		27,128		159

Non-operating revenues:
Interest income	248		14		(233)
Dividends received	2,686		2,409		(277)
Lease and rental income	3,817		3,616		(201)
Miscellaneous income	492		466		(25)
Total non-operating revenues	7,244		6,506		(737)

Non-operating expenses:
Interest expenses	1,636		1,027		(608)
Lease and rental expenses	2,485		2,034		(450)
Miscellaneous expenses	682		(90)		(773)
Total non-operating expenses	4,804		2,971		(1,832)

Recurring profit	29,408		30,663		1,254

Special profits	18,033		—		(18,033)
Income before income taxes	47,442		30,663		(16,778)
Income taxes	19,474	*	12,525	*	(6,948)
Net income	27,968		18,137		(9,830)

Note: *	NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements for the three months ended September 30, 2008. Except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements for the three months ended September 30, 2009.

III. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2008	Six months ended September 30, 2009	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2009
Voice transmission services revenues (excluding IP services revenues)	212,518	192,410	(20,108)	(9.5)	413,825
IP services revenues	172,337	182,371	10,034	5.8	354,080
Open computer network services revenues*	76,952	81,357	4,405	5.7	157,074
IP-Virtual private network services revenues*	36,936	39,675	2,738	7.4	77,957
Wide-Area Ethernet services revenues*	26,973	28,992	2,019	7.5	55,693
Data communications revenues (excluding IP services revenues)	68,073	61,174	(6,899)	(10.1)	133,215
Leased circuit services revenues*	48,743	44,675	(4,067)	(8.3)	95,972
Solution services revenues	89,971	83,400	(6,571)	(7.3)	197,079
Others	13,818	13,219	(598)	(4.3)	28,989

Total operating revenues	556,719	532,575	(24,144)	(4.3)	1,127,190

*	Partial listing only

	(Millions of yen)
	Three months ended September 30, 2008	Three months ended September 30, 2009	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	106,100	95,640	(10,460)	(9.9)
IP services revenues	87,093	91,413	4,319	5.0
Open computer network services revenues*	38,834	41,113	2,278	5.9
IP-Virtual private network services revenues*	19,034	19,671	637	3.3
Wide-Area Ethernet services revenues*	13,290	14,424	1,133	8.5
Data communications revenues (excluding IP services revenues)	34,132	30,304	(3,828)	(11.2)
Leased circuit services revenues*	24,605	22,193	(2,412)	(9.8)
Solution services revenues	48,484	41,179	(7,305)	(15.1)
Others	7,057	6,468	(589)	(8.4)

Total operating revenues	282,868	265,005	(17,863)	(6.3)

*	Partial listing only

IV. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2008	Six months ended September 30, 2009	Increase (Decrease)	Year ended March 31, 2009
Cash flows from operating activities:
Income before income taxes	95,463	61,967	(33,496)	142,080
Depreciation and amortization	58,927	58,946	19	121,131
Loss on disposal of property, plant and equipment	959	1,323	363	4,939
Gains on sales of fixed assets	(26,429)	(59)	26,369	(26,857)
Increase (decrease) in allowance for doubtful accounts	1,675	(138)	(1,814)	(1,058)
Increase (decrease) in liability for employees’ retirement benefits	1,833	2,464	630	2,262
Write-off of investments in affiliated companies	—	—	—	7,495
Gains on sales of investments in affiliated companies	(3,343)	—	3,343	(3,343)
(Increase) decrease in accounts receivable	22,475	19,050	(3,425)	14,963
(Increase) decrease in inventories	(1,252)	(575)	676	(212)
Increase (decrease) in accounts payable and accrued expenses	(19,057)	(13,808)	5,248	(33,992)
Increase (decrease) in accrued consumption tax	(285)	2,061	2,347	(1,781)
Other	(17,589)	(8,779)	8,810	2,889

Sub-total	113,376	122,451	9,075	228,515
Interest and dividends received	9,167	7,157	(2,009)	10,400
Interest paid	(3,610)	(2,774)	836	(6,812)
Income taxes received (paid)	7,315	14,939	7,624	4,843

Net cash provided by (used in) operating activities	126,248	141,774	15,525	236,947

Cash flows from investing activities:
Payments for property, plant and equipment	(71,078)	(71,767)	(689)	(105,321)
Proceeds from sale of property, plant and equipment	26,997	724	(26,272)	27,918
Payments for purchase of investment securities	(4,574)	(1,033)	3,540	(82,592)
Proceeds from sale of investment securities	29,867	2	(29,864)	31,653
Payments for long-term loans	(13,271)	—	13,271	(13,271)
Proceeds from long-term loans receivable	15,190	—	(15,190)	89,365
Net increase (decrease) in short-term loans	(2,440)	—	2,440	—
Other	(2,190)	(2,617)	(426)	(6,175)

Net cash provided by (used in) investing activities	(21,499)	(74,691)	(53,191)	(58,422)

Cash flows from financing activities:
Payments for settlement of long-term debt	(52,153)	(69,870)	(17,716)	(103,923)
Net increase (decrease) in short-term borrowings	(13,538)	—	13,538	(13,538)
Payments for settlement of lease obligations	(610)	(3,293)	(2,682)	(1,778)
Dividends paid	(15,000)	(15,000)	—	(15,000)

Net cash provided by (used in) financing activities	(81,303)	(88,164)	(6,860)	(134,241)

Effect of exchange rate changes on cash and cash equivalents	13	(189)	(202)	(25)
Net increase (decrease) in cash and cash equivalents	23,458	(21,270)	(44,729)	44,258
Cash and cash equivalents at beginning of period	48,819	93,077	44,258	48,819

Cash and cash equivalents at end of period	72,278	71,807	(470)	93,077

NTT Communications Major Services

“Myline” carrier-selection services

	As of March 31, 2009	As of September 30, 2009
Myline registrations for inter-prefuctural long-distance calls	24,477,000 (subscriber market share: 77.5%)	23,995,000 (subscriber market share: 78.6%)
Myline registrations for international calls	22,170,000 (subscriber market share: 75.9%)	21,814,000 (subscriber market share: 77.1%)

Traffic

		As of March 31, 2009	As of September 30, 2009
Traffic*	Number of calls	7.27 billion	**
	Duration of calls	260 million hours	**

*	Calls for NTT Com’s specific numbers and inter-prefectural calls. Does not include Freedial (Toll-free Number) and interconnected calls.
**	Not yet available.

“OCN” Internet access services

	As of March 31, 2009	As of September 30, 2009
OCN service subscribers	7,367,000	7,697,000

Main network services for business customers

	As of March 31, 2009	As of September 30, 2009
Business customers of main network services	456,000	458,000
Leased circuits*	26,000	25,000
Frame relay/Cell relay*	8,000	7,000
IP-VPN*	116,000	113,000
Group-VPN*	70,000	75,000
OCN Internet access*	204,000	206,000
e-VLAN (wide-area Ethernet services)*	32,000	32,000

*	Partial listing only

Data centers

	As of March 31, 2009		As of September 30, 2009
Co-location service users	530		530
Data centers*	69 in Japan 27 overseas		69 in Japan 29 overseas
Total size of domestic data centers	Approx. 67,000m	[2]	Approx. 67,000m	[2]

*	Domestic centers are those that have applied for Information Security Management System approval.

November 9, 2009

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Six Months Ended September 30, 2009

Contents

pages
1. Number of Subscribers	1

2. Number of Employees	2

3. Capital Investment	2

4. Financial Results and Projections	3~5

5. Average Monthly Revenue per Unit (ARPU)	6

6. Interest-Bearing Liabilities (Consolidated)	7

7. Indices (Consolidated)	7

(Financial Results for the Six Months Ended September 30, 2009)	8~10

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

1.	Number of Subscribers

	(Thousands)
	A As of Mar. 31, 2009	B As of Jun. 30, 2009	C As of Sept. 30, 2009			D As of Mar. 31, 2010 (Revised Forecast)		[Ref.] As of Mar. 31, 2010 (Forecast when previous annual results were announced)
				E Change	Progress		F Change
				C-A	E/F		D-A
Telephone Subscriber Line	36,361	35,549	34,807	(1,553)	48.4%	33,153	(3,208)	33,153
NTT East	17,983	17,583	17,204	(778)	52.6%	16,503	(1,480)	16,503
NTT West	18,378	17,966	17,603	(775)	44.8%	16,650	(1,728)	16,650
INS-Net	5,724	5,545	5,386	(338)	56.1%	5,122	(602)	5,122
NTT East	2,984	2,891	2,805	(179)	55.8%	2,664	(320)	2,664
NTT West	2,740	2,654	2,581	(159)	56.5%	2,458	(282)	2,458
INS-Net 64	5,234	5,067	4,919	(314)	56.2%	4,675	(559)	4,675
NTT East	2,669	2,583	2,505	(164)	55.0%	2,371	(298)	2,371
NTT West	2,565	2,484	2,414	(151)	57.6%	2,303	(261)	2,303
INS-Net 1500	49	48	47	(2)	55.0%	45	(4)	45
NTT East	31	31	30	(1)	67.2%	29	(2)	29
NTT West	18	17	17	(1)	42.1%	15	(2)	15
Telephone Subscriber Line + INS-Net	42,085	41,094	40,194	(1,891)	49.6%	38,275	(3,810)	38,275
NTT East	20,966	20,474	20,009	(957)	53.2%	19,166	(1,800)	19,166
NTT West	21,118	20,620	20,184	(934)	46.5%	19,108	(2,010)	19,108
FLET’S ISDN	304	286	272	(32)	63.4%	253	(51)	253
NTT East	154	145	137	(17)	58.3%	125	(30)	125
NTT West	150	141	135	(15)	70.5%	128	(21)	128
FLET’S ADSL	3,992	3,834	3,695	(297)	57.3%	3,474	(518)	3,474
NTT East	2,058	1,970	1,889	(169)	62.5%	1,788	(270)	1,788
NTT West	1,934	1,865	1,806	(128)	51.6%	1,686	(248)	1,686
FLET’S Hikari	11,134	11,793	12,278	1,144	45.7%	13,634	2,500	13,634
NTT East	6,291	6,678	6,953	662	47.3%	7,691	1,400	7,691
NTT West	4,843	5,115	5,325	481	43.7%	5,943	1,100	5,943
Optical IP Phone Services (“Hikari Phone”)	8,011	8,571	9,078	1,068	46.4%	10,311	2,300	10,311
NTT East	4,248	4,545	4,820	572	47.7%	5,448	1,200	5,448
NTT West	3,762	4,026	4,258	496	45.1%	4,862	1,100	4,862
Conventional Leased Circuit	320	314	308	(12)	52.1%	297	(23)	297
NTT East	161	157	154	(7)	64.7%	150	(11)	150
NTT West	160	157	155	(5)	40.7%	148	(12)	148
High Speed Digital	212	205	201	(11)	59.4%	193	(19)	193
NTT East	114	110	107	(7)	82.1%	106	(8)	106
NTT West	98	96	94	(4)	41.7%	88	(10)	88
NTT Group Major ISPs	10,607	10,890	11,042	435	67.6%	11,250	643	11,200
OCN*	7,367	7,576	7,697	330	76.2%	7,800	433	7,800
Plala*	2,896	2,974	3,007	111	72.3%	3,050	154	3,000
Mobile	54,601	54,864	55,186	586	48.8%	55,800	1,200	55,760
FOMA*	49,040	50,246	51,258	2,218	55.6%	53,030	3,990	52,980
i-mode	48,474	48,597	48,670	196	45.6%	48,900	430	48,850
FOMA*	44,853	45,682	46,261	1,408	57.2%	47,310	2,460	47,350

Notes :	1	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	2	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

	3	Number of FLET’S Hikari subscribers includes subscribers to B FLET’S and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT East, and subscribers to B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT West.

	4	Number of Optical IP Phone Services is calculated by number of thousand channels.

	5	NTT Group Major ISPs includes WAKWAK and InfoSphere, in addition to OCN and Plala.

	6	Number of communication module service subscribers is included in the number of mobile subscribers. Communication module service subscribers were 1,536,000 as of Sept. 30, 2009, and are forecasted to be 1,590,000 as of Mar. 31, 2010.

	7	Changes in number of mobile (FOMA* is included) and i-mode subscribers as of Mar. 31, 2010 (Revised Forecast) are forecasted net-increases.

	8	Effective Mar. 3, 2008, FOMA services subscriptions became mandatory for subscription to “2in1” services. Such FOMA services subscriptions to “2in1” services are included in the above numbers of Mobile phone service subscriptions and FOMA service subscriptions.

	*	Partial listing only

2.	Number of Employees

	(Person)
	A As of Sept. 30, 2008	B As of Sept. 30, 2009		C As of Mar. 31, 2010 (Revised Forecast)	[Ref.] As of Mar. 31, 2010 (Forecast when previous annual results were announced)
			Change
			B-A
NTT Consolidated	205,250	205,950	700	195,600	194,200
Core Group Companies
NTT (Holding)	2,900	2,950	50	2,900	2,900
NTT East	6,050	6,300	250	5,700	5,700
NTT West	5,900	5,800	(100)	5,650	5,650
NTT Communications	8,550	8,450	(100)	8,350	8,300
NTT DATA (Consolidated)	28,000	34,050	6,050	34,200	33,400
NTT DOCOMO (Consolidated)	22,550	22,850	300	22,400	22,200
(Reference) Outsourcing Companies
East Outsourcing Companies	43,500	40,200	(3,300)	37,600	37,600
West Outsourcing Companies	47,800	43,650	(4,150)	40,050	40,050

Notes :	1	Figures for NTT Consolidated do not include the number of employees who retired or will retire at the end of a fiscal year and who were rehired or will be rehired at the beginning of the next fiscal year.

	2	Figures for East Outsourcing Companies include the consolidated prefectural outsourcing companies (incl. NTT EAST-TOKYOMINAMI), NTT-ME and NTT EAST SOLUTIONS, while figures for West Outsourcing Companies include the consolidated regional outsourcing companies (incl. NTT WEST-KANSAI), NTT MARKETING ACT, NTT NEOMEIT and NTT WEST-HOMETECHNO. Figures for those companies include the number of employees who retired or will retire at the end of a fiscal year and who were rehired or will be rehired at the beginning of the next fiscal year, as described below:

		— As of Mar. 31, 2010 (Revised Forecast) (East Outsourcing Companies: 850 employees; West Outsourcing Companies: 1,150 employees)

		— As of Mar. 31, 2010 (Forecast when previous annual results were announced) (East Outsourcing Companies: 850 employees; West Outsourcing Companies: 1,150 employees)

3.	Capital Investment

	(Billions of yen)
	A Six Months Ended Sept. 30, 2008	B Six Months Ended Sept. 30, 2009			C Year Ending Mar. 31, 2010 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2010 (Forecast when previous annual results were announced)
			Change	Progress
			B-A	B/C
NTT Consolidated	985.5	892.1	(93.4)	44.2%	2,020.0	2,020.0
Core Group Companies
NTT (Holding)	19.5	10.9	(8.5)	26.6%	41.0	41.0
NTT East	230.1	221.3	(8.8)	48.1%	460.0	460.0
NTT West	166.2	171.3	5.1	42.3%	405.0	405.0
NTT Communications	39.3	44.1	4.8	40.9%	108.0	108.0
NTT DATA (Consolidated)	91.3	72.1	(19.1)	50.1%	144.0	144.0
NTT DOCOMO (Consolidated)	336.5	316.1	(20.3)	45.8%	690.0	690.0

Notes :	1	Capital Investments of NTT East, NTT West, and NTT Communications for fiscal year ending Mar. 31, 2010 (Revised Forecast) include: 160.0 billion yen for voice transmission, 70.0 billion yen for data transmission, 200.0 billion yen for leased circuit, 1.0 billion yen for telegraph, 3.0 billion yen for R&D facilities, and 26.0 billion yen for joint facilities and others for NTT East; 189.0 billion yen for voice transmission, 50.0 billion yen for data transmission, 151.0 billion yen for leased circuit, 1.0 billion yen for telegraph, 2.0 billion yen for R&D facilities, and 12.0 billion yen for joint facilities and others for NTT West; and 51.0 billion yen for voice transmission, 19.0 billion yen for data transmission, 4.0 billion yen for leased circuit, 1.0 billion yen for R&D facilities, and 33.0 billion yen for joint facilities and others for NTT Communications.

	2	Capital Investments of NTT East and NTT West for fiscal year ending Mar. 31, 2010 (Revised Forecast) include approximately 180.0 billion yen and 120.0 billion yen for optical fiber related investment in NTT East and in NTT West respectively. Coverage rates of optical fiber are expected to be 93% for NTT East and 89% for NTT West as of Mar. 31, 2010.

4.	Financial Results and Projections (NTT Consolidated, NTT (Holding))

	(Billions of yen)
	A Six Months Ended Sept. 30, 2008	B Six Months Ended Sept. 30, 2009			C Year Ending Mar. 31, 2010 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2010 (Forecast when previous annual results were announced)
			Change	Progress
			B-A	B/C
NTT Consolidated (US GAAP)
Operating Revenues	5,164.6	4,998.1	(166.5)	49.1%	10,170.0	10,300.0
Fixed Voice Related Services	1,315.7	1,194.4	(121.3)	—	—	—
Mobile Voice Related Services	1,179.6	1,084.6	(95.0)	—	—	—
IP/Packet Communications Services	1,416.8	1,536.0	119.2	—	—	—
Sales of Telecommunications Equipment	369.3	295.7	(73.6)	—	—	—
System Integration	541.4	567.1	25.6	—	—	—
Other	341.7	320.4	(21.4)	—	—	—
Operating Expenses	4,419.5	4,351.3	(68.2)	48.0%	9,060.0	9,190.0
Cost of Services (exclusive of items shown separately below)	1,161.9	1,177.7	15.8	—	—	—
Cost of Equipment Sold (exclusive of items shown separately below)	459.9	387.3	(72.6)	—	—	—
Cost of Systems Integration (exclusive of items shown separately below)	344.1	361.4	17.3	—	—	—
Depreciation and Amortization	1,020.8	997.0	(23.8)	—	—	—
Impairment Loss	0.4	0.5	0.1	—	—	—
Selling, General and Administrative Expenses	1,432.4	1,427.4	(5.0)	—	—	—
Write-Down of Goodwill and Other Intangible Assets	—	—	—	—	—	—
Operating Income	745.1	646.8	(98.3)	58.3%	1,110.0	1,110.0
Income Before Income Taxes	771.2	643.6	(127.6)	59.6%	1,080.0	1,080.0
Net Income Attributable to NTT	406.4	282.2	(124.1)	61.4%	460.0	460.0
(Ref.) Details of “Cost of Services,” “Cost of Equipment Sold,” “Cost of Systems Integration” and “Selling, General and Administrative Expenses”
Personnel	968.5	990.6	22.1	—	—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	2,251.0	2,185.7	(65.3)	—	—	—
Loss on Disposal of Property, Plant and Equipment	65.4	64.6	(0.8)	—	—	—
Other Expenses	113.5	113.0	(0.5)	—	—	—
Total	3,398.3	3,353.8	(44.5)	—	—	—
NTT (Holding) (JPN GAAP)
Operating Revenues	208.1	218.4	10.3	57.6%	379.0	383.0
Operating Expenses	79.6	73.8	(5.7)	44.5%	166.0	170.0
Operating Income	128.4	144.5	16.0	67.9%	213.0	213.0
Non-Operating Revenues	25.6	24.6	(1.0)	51.3%	48.0	48.0
Non-Operating Expenses	22.8	22.4	(0.4)	49.9%	45.0	45.0
Recurring Profit	131.2	146.7	15.4	67.9%	216.0	216.0
Net Income	129.8	144.6	14.7	67.0%	216.0	216.0

Note :	With the application of the accounting pronouncement issued by the Financial Accounting Standards Board (“FASB”) in December 2007, relating to noncontrolling interests in consolidated financial statements from the fiscal year ending Mar. 31, 2010, the presentation of the consolidated “Net Income Attributable to NTT” for the six months ended Sept. 30, 2008 has been conformed to the presentation for the six months ended Sept. 30, 2009.

4.	Financial Results and Projections (NTT East, NTT West)

	(Billions of yen)
	A Six Months Ended Sept. 30, 2008	B Six Months Ended Sept. 30, 2009			C Year Ending Mar. 31, 2010 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2010 (Forecast when previous annual results were announced)
			Change	Progress
			B-A	B/C
NTT East (JPN GAAP)
Operating Revenues	965.9	946.3	(19.5)	49.4%	1,915.0	1,925.0
Voice Transmission Services (excluding IP)	468.7	419.0	(49.6)	51.7%	811.0	818.0
IP Services	271.1	312.5	41.4	48.0%	651.0	654.0
Leased Circuit (excluding IP)	86.7	78.6	(8.0)	50.1%	157.0	157.0
Telegraph	11.0	10.0	(0.9)	50.4%	20.0	20.0
Other	73.9	71.7	(2.2)	45.7%	276.0	276.0
Supplementary Business	54.3	54.2	(0.1)
Operating Expenses	945.3	914.1	(31.2)	48.8%	1,875.0	1,885.0
Personnel	57.6	63.3	5.7	49.5%	128.0	128.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	626.6	595.3	(31.2)	48.5%	1,228.0	1,238.0
Depreciation and Amortization	208.8	201.6	(7.1)	50.4%	400.0	400.0
Loss on Disposal of Property, Plant and Equipment	14.5	16.5	1.9	36.8%	45.0	45.0
Taxes and Public Dues	37.6	37.1	(0.5)	50.2%	74.0	74.0
Operating Income	20.5	32.2	11.6	80.6%	40.0	40.0
Non-Operating Revenues	41.9	30.7	(11.2)	54.9%	56.0	56.0
Non-Operating Expenses	18.2	18.7	0.4	52.0%	36.0	36.0
Recurring Profit	44.3	44.2	(0.0)	73.8%	60.0	60.0
Net Income	44.1	33.9	(10.1)	80.9%	42.0	39.0
NTT West (JPN GAAP)
Operating Revenues	908.1	876.2	(31.9)	49.6%	1,767.0	1,779.0
Voice Transmission Services (excluding IP)	460.9	409.5	(51.4)	51.6%	794.0	795.0
IP Services	221.9	255.0	33.0	48.3%	528.0	532.0
Leased Circuit (excluding IP)	75.3	70.5	(4.7)	50.4%	140.0	141.0
Telegraph	12.4	11.7	(0.7)	48.8%	24.0	24.0
Other	66.9	65.2	(1.7)	46.0%	281.0	287.0
Supplementary Business	70.5	64.1	(6.4)
Operating Expenses	901.5	858.5	(43.0)	48.7%	1,762.0	1,774.0
Personnel	57.2	62.8	5.5	49.5%	127.0	127.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	587.3	550.8	(36.4)	48.1%	1,146.0	1,158.0
Depreciation and Amortization	204.9	194.5	(10.4)	51.1%	381.0	381.0
Loss on Disposal of Property, Plant and Equipment	16.8	15.5	(1.2)	38.9%	40.0	40.0
Taxes and Public Dues	35.0	34.7	(0.3)	51.1%	68.0	68.0
Operating Income	6.5	17.6	11.1	353.8%	5.0	5.0
Non-Operating Revenues	27.7	24.5	(3.2)	54.5%	45.0	45.0
Non-Operating Expenses	20.0	17.4	(2.6)	43.7%	40.0	40.0
Recurring Profit	14.2	24.7	10.5	247.5%	10.0	10.0
Net Income	10.7	20.0	9.2	286.4%	7.0	7.0

Notes :

1       Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the six months ended Sept. 30, 2009 include monthly charges, call charges and interconnection charges of 287.6 billion yen, 43.8 billion yen and 52.0 billion yen for NTT East, and 281.1 billion yen, 39.3 billion yen and 56.9 billion yen for NTT West, respectively.

2       Operating Revenues from IP Services of NTT East and NTT West for the six months ended Sept. 30, 2009 include

         FLET’S Hikari and Optical IP telephone (Hikari Phone) (including monthly charges, call charges and connection device charges) of 172.9 billion yen and 50.6 billion yen for NTT East, and 133.9 billion yen and 41.2 billion yen for NTT West, respectively.

—     FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT West.

4.	Financial Results and Projections (NTT Communications, NTT DATA, NTT DOCOMO)

	(Billions of yen)
	A Six Months Ended Sept. 30, 2008	B Six Months Ended Sept. 30, 2009			C Year Ending Mar. 31, 2010 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2010 (Forecast when previous annual results were announced)
			Change	Progress
			B-A	B/C
NTT Communications (JPN GAAP)
Operating Revenues	556.7	532.5	(24.1)	49.2%	1,082.0	1,082.0
Voice Transmission Services (excluding IP)	212.5	192.4	(20.1)	51.4%	374.0	374.0
IP Services	172.3	182.3	10.0	48.9%	373.0	373.0
Data Transmission Services (excluding IP)	68.0	61.1	(6.8)	52.3%	117.0	117.0
Leased Circuit*	48.7	44.6	(4.0)	52.6%	85.0	85.0
Solutions Business	89.9	83.4	(6.5)	43.9%	190.0	190.0
Other	13.8	13.2	(0.5)	47.2%	28.0	28.0
Operating Expenses	502.3	479.7	(22.5)	48.4%	992.0	992.0
Personnel	46.9	47.0	0.1	49.6%	95.0	95.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	243.0	229.9	(13.1)	48.3%	756.0	756.0
Communication Network Charges	142.9	135.2	(7.7)
Depreciation and Amortization	60.9	58.9	(1.9)	50.4%	117.0	117.0
Loss on Disposal of Property, Plant and Equipment	2.4	2.5	0.1	21.5%	12.0	12.0
Taxes and Public Dues	6.0	5.9	(0.0)	49.7%	12.0	12.0
Operating Income	54.4	52.8	(1.5)	58.7%	90.0	90.0
Non-Operating Revenues	22.6	15.6	(6.9)	74.5%	21.0	21.0
Non-Operating Expenses	11.2	6.5	(4.7)	40.8%	16.0	16.0
Recurring Profit	65.8	61.9	(3.8)	65.2%	95.0	95.0
Net Income	56.0	36.5	(19.5)	65.2%	56.0	56.0
NTT DATA Consolidated (JPN GAAP)
Operating Revenues	513.3	532.8	19.4	45.5%	1,170.0	1,170.0
Systems Integration	388.7	407.3	18.5	44.5%	916.0	916.0
Network System Services	38.0	40.9	2.8	51.1%	80.0	80.0
Others	128.9	128.7	(0.2)	48.0%	268.0	268.0
Elimination or Corporate	(42.3)	(44.1)	(1.7)	46.9%	(94.0)	(94.0)
Cost of Sales	387.2	405.3	18.0	45.9%	884.0	884.0
Gross Profit	126.1	127.4	1.3	44.6%	286.0	286.0
Selling and General Expense	81.4	94.0	12.5	48.0%	196.0	196.0
Operating Income	44.6	33.4	(11.2)	37.2%	90.0	90.0
Non-Operating Income (loss)	(1.3)	(3.0)	(1.7)	77.3%	(4.0)	(4.0)
Recurring Profit	43.3	30.3	(12.9)	35.3%	86.0	86.0
Net Income	22.7	15.2	(7.5)	32.4%	47.0	47.0
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	2,267.8	2,145.8	(122.0)	50.2%	4,276.0	4,382.0
Wireless Services	1,948.5	1,893.3	(55.3)	50.7%	3,735.0	3,718.0
Mobile Services	1,871.9	1,766.2	(105.7)	51.0%	3,461.0	3,449.0
Voice	1,125.4	978.3	(147.1)	52.3%	1,872.0	1,885.0
Packet Communications	746.5	787.9	41.4	49.6%	1,589.0	1,564.0
Other revenues	76.7	127.1	50.4	46.4%	274.0	269.0
Equipment sales	319.2	252.5	(66.7)	46.7%	541.0	664.0
Operating Expenses	1,690.8	1,660.6	(30.3)	48.2%	3,446.0	3,552.0
Personnel	126.7	126.8	0.2	48.8%	260.0	263.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,011.3	1,001.9	(9.4)	47.6%	2,103.0	2,193.0
Depreciation and Amortization	348.4	337.8	(10.6)	48.1%	703.0	710.0
Loss on Disposal of Property, Plant and Equipment	18.7	18.6	(0.1)	40.5%	46.0	45.0
Communication Network Charges	165.8	155.8	(10.0)	52.8%	295.0	302.0
Taxes and Public Dues	20.0	19.6	(0.4)	50.2%	39.0	39.0
Operating Income	576.9	485.2	(91.7)	58.5%	830.0	830.0
Non-Operating Income (loss)	(16.8)	(5.3)	11.4	106.8%	(5.0)	2.0
Income Before Tax	560.2	479.9	(80.3)	58.2%	825.0	832.0
Net Income Attributable to NTT DOCOMO	346.7	284.7	(61.9)	57.8%	493.0	493.0

Notes:	1	Operating Revenues from Voice Transmission Services (excluding IP) of NTT Communications for the six months ended Sept. 30, 2009 include revenues from telephone subscriber lines (103.3 billion yen). Operating Revenues from IP Services include revenues from OCN (81.3 billion yen), IP-VPN (39.6 billion yen) and Wide-area Ethernet (28.9 billion yen). Operating Revenues from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (3.1 billion yen), and Operating Revenues from Leased Circuit include conventional leased circuits (2.3 billion yen) and high-speed digital (20.0 billion yen).

	2	With the application of the accounting pronouncement issued by FASB in December 2007, relating to noncontrolling interests in consolidated financial statements from the fiscal year ending Mar. 31, 2010, the presentation of the consolidated “Net Income Attributable to NTT DOCOMO” in “NTT DOCOMO Consolidated (US GAAP)” for the six months ended Sept. 30, 2008 has been conformed to the presentation for the six months ended Sept. 30, 2009.

	*	Partial listing only

5.	Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of active subscribers to the relevant services.

In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (FOMA) services and revenues from Mobile (mova) services, which are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges.

We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

	(Yen)
	Three Months Ended Jun. 30, 2009 (From Apr. to Jun., 2009)	Three Months Ended Sept. 30, 2009 (From Jul. to Sept., 2009)	Six Months Ended Sept. 30, 2008 (From Apr. to Sept., 2008)	Six Months Ended Sept. 30, 2009 (From Apr. to Sept., 2009)	Year Ended Mar. 31, 2009	Year Ending Mar. 31, 2010 (Revised forecast)	Year Ending Mar. 31, 2010 (Forecast when previous annual results were announced)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	3,000	2,990	3,060	2,990	3,050	2,990	3,020
Telephone Subscriber Lines ARPU	2,630	2,620	2,670	2,620	2,670	2,620	2,640
INS-NET Subscriber Lines ARPU	5,240	5,240	5,330	5,240	5,310	5,240	5,290
FLET’S Hikari ARPU	5,640	5,730	5,510	5,690	5,580	5,720	5,720
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,850	2,860	2,920	2,850	2,900	2,840	2,850
Telephone Subscriber Lines ARPU	2,530	2,530	2,580	2,530	2,570	2,520	2,520
INS-NET Subscriber Lines ARPU	5,040	5,050	5,140	5,040	5,120	5,010	5,030
FLET’S Hikari ARPU	5,680	5,780	5,580	5,730	5,620	5,770	5,770
NTT DOCOMO
Mobile Aggregate ARPU (FOMA+mova)	5,440	5,420	5,870	5,430	5,710	5,300	5,280
Voice ARPU (FOMA+mova)	3,010	2,970	3,510	2,990	3,330	2,840	2,860
Packet ARPU (FOMA+mova)	2,430	2,450	2,360	2,440	2,380	2,460	2,420
i-mode ARPU (FOMA+mova)*	2,380	2,390	2,330	2,390	2,340	2,390	2,360
ARPU generated purely from i-mode (FOMA+mova)	2,610	2,630	2,530	2,620	2,550	2,630	2,600
Mobile Aggregate ARPU (FOMA)	5,610	5,560	6,220	5,590	6,010	5,420	5,420
Voice ARPU (FOMA)	3,010	2,970	3,560	2,990	3,360	2,840	2,860
Packet ARPU (FOMA)	2,600	2,590	2,660	2,600	2,650	2,580	2,560
i-mode ARPU (FOMA)*	2,540	2,520	2,610	2,530	2,590	2,510	2,490
ARPU generated purely from i-mode (FOMA)	2,740	2,730	2,760	2,740	2,760	2,730	2,700
Mobile Aggregate ARPU (mova)	3,550	3,500	3,860	3,530	3,750	3,440	3,340
Voice ARPU (mova)	2,940	2,890	3,170	2,920	3,090	2,850	2,800
i-mode ARPU (mova)	610	610	690	610	660	590	540
ARPU generated purely from i-mode (mova)	840	830	890	830	870	810	770

*	Partial listing only

Notes :	1 We separately compute the following four categories of ARPU for the fixed line business conducted by each of NTT East and NTT West, using the following measures:

•      Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

• Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.

• INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

•      FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services and Supplementary Business, and revenues from monthly charges, call charges and device connection charges for Hikari Phone, which are included in operating revenues from IP Services.

—    FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT West.

—    Commencing in the fiscal year ending Mar. 31, 2010, NTT East and NTT West have begun including in their FLET’S Hikari ARPU calculation revenues from the “Remote Support Service”, a FLET’S Hikari optional service, which are part of their operating revenues from Supplementary Business. Accordingly, calculations for NTT East and NTT West’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2008, Sep. 30, 2008, Dec. 31, 2008 and Mar. 31, 2009, and the fiscal year ended Mar. 31, 2009 have been revised to include revenues from Remote Support Service.

Revenues from NTT East’s Remote Support Service contributed, respectively, 10 yen, 20 yen, 20 yen, 40 yen, 10 yen and 30 yen to NTT East’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2008, Sep. 30, 2008, Dec. 31, 2008, Mar. 31, 2009, the six months ended Sep. 30, 2008 and the fiscal year ended Mar. 31, 2009 (representing, respectively, 0.2%, 0.4%, 0.4%, 0.7%, 0.2% and 0.5% of NTT East’s total FLET’S Hikari ARPU for the same periods). Revenues from NTT East’s Remote Support Service contributed, respectively, 50 yen, 60 yen, 60 yen and 70 yen, to NTT East’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2009, Sep. 30, 2009, the six months ended Sep. 30, 2009 and the revised forecast for the fiscal year ending Mar. 31, 2010 (representing, respectively, 0.9%, 1.0%, 1.1% and 1.2% of NTT East’s total FLET’S Hikari ARPU for the same period).

Revenues from NTT West’s Remote Support Service contributed, respectively, 0 yen, 0 yen, 0 yen, 0 yen, 0 yen and 0 yen to NTT West’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2008, Sep. 30, 2008, Dec. 31, 2008, Mar. 31, 2009, for the six months ended Sep. 30, 2008 and the fiscal year ended Mar. 31, 2009 (representing, respectively, 0.0%, 0.0%, 0.0%, 0.0%, 0.0% and 0.0% of NTT West’s total FLET’S Hikari ARPU for the same periods). Revenues from NTT West’s Remote Support Service contributed, respectively, 0 yen, 10 yen, 10 yen and 30 yen, to NTT West’s FLET’S Hikari ARPU for the three months ended Jun. 30, 2009, Sep. 30, 2009, the six months ended Sep. 30, 2009 and the revised forecast for the fiscal year ending Mar. 31, 2010 (representing, respectively, 0.0%, 0.2%, 0.2% and 0.5% of NTT West’s total FLET’S Hikari ARPU for the same period).

2       Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

3       For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined using the number of lines for each service.

4       In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

5       For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on number of FLET’S Hikari subscribers including B FLET’S and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT West.

6 We compute ARPU for our mobile business using three aggregate measures.

• Mobile Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

—     Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as basic monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as basic monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as basic monthly charges and packet transmission charges, attributable to our conventional mova services. We also separately compute i-mode ARPU (FOMA+mova), as a subcomponent of Packet ARPU (FOMA+mova). i-mode ARPU (FOMA+mova) is based on operating revenues from basic monthly charges and packet transmission charges attributable to our i-mode-related FOMA and mova services.

• Mobile Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

—     Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as basic monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as basic monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services. We also separately compute i-mode ARPU (FOMA), as a subcomponent of Packet ARPU (FOMA). i-mode ARPU (FOMA) is based on operating revenues from basic monthly charges and packet transmission charges attributable to our i-mode-related FOMA services.

• Mobile Aggregate ARPU (mova) = Mobile Voice ARPU (mova) + i-mode ARPU (mova).

—     Our Voice ARPU (mova) is based on operating revenues related to voice services, such as basic monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as basic monthly charges and packet transmission charges, in each case attributable to our conventional mova services.

7 We show ARPU for our i-mode using two aggregate measures.

— i-mode ARPU (FOMA+mova, FOMA and mova) is based on the number of all subscribers who have active mobile phones, regardless of whether the i-mode service is activated.

— ARPU generated purely from i-mode (FOMA+mova, FOMA and mova) is based on the number of active subscribers to the i-mode service only.

8 Communications module service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

9 Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

— 1Q Results: Sum of number of active subscribers** (as defined below) for each month from Apr. to Jun.

— 2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

— 3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

— 4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

— Six Months Results: Sum of Number of active subscribers** for each month from Apr. to Sept.

— FY Results : Sum of number of active subscribers** for each month from Apr. to Mar.

—     FY (Forecast when previous annual results were announced): Average expected active Number of subscribers ((Number of subscribers at end of previous Mar. + Number of expected subscribers at end of following Mar.)/2)x12

—     FY (Revised forecast): Sum of the sum of actual Number of active subscribers at the end of each month from Apr. to Sept. and the average expected active Number of subscribers during the second half of the fiscal year ((Number of subscribers at end of Sept. + Number of expected subscribers at end of the following Mar.)/2)x6

10 Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

— 1Q Results: Sum of number of active subscribers** (as defined below) for each month from Apr. to Jun.

— 2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

— 3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

— 4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

— Six Months Results: Sum of Number of active subscribers** for each month from Apr. to Sept.

— FY Results: Sum of number of active subscribers** for each month from Apr. to Mar.

— FY (Forecast when previous annual results were announced) and FY (Revised forecast): Sum of expected number of active subscribers** for each month from Apr. to Mar.

** active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

6.	Interest-Bearing Liabilities (Consolidated)

	(Billions of yen)
	As of Mar. 31, 2009	As of Sept. 30, 2009	As of Mar. 31, 2010 (Revised Forecast)	As of Mar. 31, 2010 (Forecast when previous annual results were announced)
Interest-Bearing Liabilities	4,899.3	4,731.4	4,900.0	4,900.0

7.	Indices (Consolidated)

	Year Ended Mar. 31, 2009	Six months Ended Sept. 30, 2009	Year Ending Mar. 31, 2010 (Revised Forecast)	Year Ending Mar. 31, 2010 (Forecast when previous annual results were announced)
Operating Income	1,109.8 billion yen	646.8 billion yen	1,110.0 billion yen	1,110.0 billion yen
EBITDA Margin	32.4%	33.8%	31.8%	31.4%
Operating FCF	1,224.8 billion yen	796.5 billion yen	1,210.0 billion yen	1,210.0 billion yen
ROCE	5.4%	—	5.3%	5.3%

Note :	The reconciliation of Indices are as follows.

	Year Ended Mar. 31, 2009	Six Months Ended Sept. 30, 2009	Year Ending Mar. 31, 2010 (Revised Forecast)	Year Ending Mar. 31, 2010 (Forecast when previous annual results were announced)
EBITDA Margin [(c/d)X100]	32.4%	33.8%	31.8%	31.4%
a Operating Income	1,109.8 billion yen	646.8 billion yen	1,110.0 billion yen	1,110.0 billion yen
b Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment	2,260.1 billion yen	1,041.8 billion yen	2,120.0 billion yen	2,120.0 billion yen
c EBITDA (a+b)	3,369.8 billion yen	1,688.6 billion yen	3,230.0 billion yen	3,230.0 billion yen
d Operating Revenues	10,416.3 billion yen	4,998.1 billion yen	10,170.0 billion yen	10,300.0 billion yen
Operating FCF [(c-d)]	1,224.8 billion yen	796.5 billion yen	1,210.0 billion yen	1,210.0 billion yen
a Operating Income	1,109.8 billion yen	646.8 billion yen	1,110.0 billion yen	1,110.0 billion yen
b Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment	2,260.1 billion yen	1,041.8 billion yen	2,120.0 billion yen	2,120.0 billion yen
c EBITDA (a+b)	3,369.8 billion yen	1,688.6 billion yen	3,230.0 billion yen	3,230.0 billion yen
d Capital Investment	2,145.1 billion yen	892.1 billion yen	2,020.0 billion yen	2,020.0 billion yen
ROCE [(b/c)X100]	5.4%	—	5.3%	5.3%
a Operating Income	1,109.8 billion yen	—	1,110.0 billion yen	1,110.0 billion yen
(Normal Statutory Tax Rate)	41%	—	41%	41%
b Operating Income X (1 - Normal Statutory Tax Rate)	655.8 billion yen	—	654.9 billion yen	654.9 billion yen
c Operating Capital Employed	12,142.7 billion yen	—	12,351.7 billion yen	12,351.7 billion yen

Note :	Figures for capital investment are the accrual-based amounts required for acquisition of Property, Plant and Equipment and Intangible and Other Assets. The differences from the figures for “Payments for Property, Plant and Equipment” and “Acquisition of Intangible and Other Assets” in the consolidated statements of cash flows are as described in the reconciliation below.

	(Billions of yen)
	Year Ended Mar. 31, 2009	Six Months Ended Sept. 30, 2009
NTT Consolidated Capital Investment	2,145.1	892.1
Payments for Property, Plant and Equipment	1,412.0	727.2
Acquisition of Intangible and Other Assets	617.0	298.1
Other Differences	116.1	(133.2)

Financial Results for the Six Months Ended September 30, 2009

	(Billions of yen)
	Six Months Ended Sept. 30, 2009	Three Months Ended Jun. 30, 2009	Three Months Ended Sept. 30, 2009
NTT Consolidated (US GAAP)
Operating Revenues	4,998.1	2,502.9	2,495.2
Fixed Voice Related Services	1,194.4	599.2	595.3
Mobile Voice Related Services	1,084.6	540.0	544.6
IP/Packet Communications Services	1,536.0	761.3	774.7
Sales of Telecommunications Equipment	295.7	163.8	131.9
System Integration	567.1	283.8	283.3
Other	320.4	154.9	165.5
Operating Expenses	4,351.3	2,177.1	2,174.2
Cost of Services (exclusive of items shown separately below)	1,177.7	582.9	594.9
Cost of Equipment Sold (exclusive of items shown separately below)	387.3	213.6	173.8
Cost of Systems Integration (exclusive of items shown separately below)	361.4	182.2	179.2
Depreciation and Amortization	997.0	496.6	500.4
Impairment Loss	0.5	0.3	0.2
Selling, General and Administrative Expenses	1,427.4	701.7	725.7
Write-down of goodwill and other intangible assets	—	—	—
Operating Income	646.8	325.8	321.0
Income Before Income Taxes	643.6	325.9	317.7
Net Income	282.2	139.6	142.7
(Ref.) Details of “Cost of Services,” “Cost of Equipment Sold,” “Cost of Systems Integration” and “Selling, General and Administrative Expenses”
Personnel	990.6	489.2	501.3
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	2,185.7	1,097.8	1,087.9
Loss on Disposal of Property, Plant and Equipment	64.6	35.2	29.4
Other Expenses	113.0	58.0	55.0
Total	3,353.8	1,680.2	1,673.6
NTT (Holding) (JPN GAAP)
Operating Revenues	218.4	179.0	39.4
Operating Expenses	73.8	36.6	37.1
Operating Income	144.5	142.3	2.2
Non-Operating Revenues	24.6	13.2	11.3
Non-Operating Expenses	22.4	11.6	10.8
Recurring Profit	146.7	143.9	2.7
Net Income	144.6	142.5	2.0

Financial Results for the Six Months Ended September 30, 2009

	(Billions of yen)
	Six Months Ended Sept. 30, 2009	Three Months Ended Jun. 30, 2009	Three Months Ended Sept. 30, 2009
NTT East (JPN GAAP)
Operating Revenues	946.3	467.5	478.8
Voice Transmission Services (excluding IP)	419.0	211.3	207.7
IP Services	312.5	153.4	159.0
Leased Circuit (excluding IP)	78.6	39.7	38.9
Telegraph	10.0	5.7	4.3
Other	71.7	31.9	39.8
Supplementary Business	54.2	25.3	28.8
Operating Expenses	914.1	455.6	458.4
Personnel	63.3	31.8	31.5
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	595.3	295.4	299.9
Depreciation and Amortization	201.6	100.7	100.9
Loss on Disposal of Property, Plant and Equipment	16.5	8.6	7.8
Taxes and Public Dues	37.1	18.9	18.1
Operating Income	32.2	11.8	20.3
Non-Operating Revenues	30.7	14.0	16.6
Non-Operating Expenses	18.7	9.0	9.6
Recurring Profit	44.2	16.9	27.3
Net Income	33.9	13.7	20.1
NTT West (JPN GAAP)
Operating Revenues	876.2	435.7	440.4
Voice Transmission Services (excluding IP)	409.5	206.6	202.8
IP Services	255.0	124.9	130.0
Leased Circuit (excluding IP)	70.5	35.5	35.0
Telegraph	11.7	6.4	5.2
Other	65.2	32.4	32.7
Supplementary Business	64.1	29.6	34.5
Operating Expenses	858.5	429.8	428.6
Personnel	62.8	31.4	31.3
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	550.8	274.8	276.0
Depreciation and Amortization	194.5	97.9	96.5
Loss on Disposal of Property, Plant and Equipment	15.5	7.4	8.0
Taxes and Public Dues	34.7	18.0	16.6
Operating Income	17.6	5.9	11.7
Non-Operating Revenues	24.5	13.3	11.1
Non-Operating Expenses	17.4	8.7	8.7
Recurring Profit	24.7	10.5	14.2
Net Income	20.0	9.1	10.8

Notes :	1	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the three months ended Sept. 30, 2009 include monthly charges, call charges and interconnection charges of 142.4 billion yen, 21.4 billion yen and 25.6 billion yen for NTT East, and 139.2 billion yen, 19.3 billion yen and 28.1 billion yen for NTT West, respectively.

	2	Operating Revenues from IP Services of NTT East and NTT West for the three months ended Sept. 30, 2009 include FLET’S Hikari and Optical IP telephone (Hikari Phone) (including monthly charges, call charges and connection device charges) of 89.0 billion yen and 26.1 billion yen for NTT East, and 69.0 billion yen and 21.3 billion yen for NTT West, respectively.

—     FLET’S Hikari includes B FLET’S and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next (launched on Mar. 31, 2008) provided by NTT West.

Financial Results for the Six Months Ended September 30, 2009

	(Billions of yen)
	Six Months Ended Sept. 30, 2009	Three Months Ended Jun. 30, 2009	Three Months Ended Sept. 30, 2009
NTT Communications (JPN GAAP)
Operating Revenues	532.5	267.5	265.0
Voice Transmission Services (excluding IP)	192.4	96.7	95.6
IP Services	182.3	90.9	91.4
Data Transmission Services (excluding IP)	61.1	30.8	30.3
Leased Circuit*	44.6	22.4	22.1
Solutions Business	83.4	42.2	41.1
Other	13.2	6.7	6.4
Operating Expenses	479.7	241.8	237.8
Personnel	47.0	23.8	23.2
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	229.9	116.1	113.7
Communication Network Charges	135.2	68.0	67.2
Depreciation and Amortization	58.9	29.5	29.4
Loss on Disposal of Property, Plant and Equipment	2.5	1.2	1.3
Taxes and Public Dues	5.9	3.0	2.9
Operating Income	52.8	25.7	27.1
Non-Operating Revenues	15.6	9.1	6.5
Non-Operating Expenses	6.5	3.5	2.9
Recurring Profit	61.9	31.3	30.6
Net Income	36.5	18.3	18.1
NTT DATA Consolidated (JPN GAAP)
Operating Revenues	532.8	269.3	263.5
Systems Integration	407.3	205.7	201.5
Network System Services	40.9	19.9	20.9
Others	128.7	64.6	64.1
Elimination or Corporate	(44.1)	(21.0)	(23.0)
Cost of Sales	405.3	205.3	199.9
Gross Profit	127.4	63.9	63.5
Selling and General Expense	94.0	47.3	46.6
Operating Income	33.4	16.6	16.8
Non-Operating Income (loss)	(3.0)	(1.4)	(1.6)
Recurring Profit	30.3	15.1	15.2
Net Income	15.2	7.4	7.7
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	2,145.8	1,084.8	1,061.1
Wireless Services	1,893.3	941.8	951.5
Mobile Services	1,766.2	881.9	884.3
Voice	978.3	490.6	487.6
Packet Communications	787.9	391.3	396.6
Other Revenues	127.1	59.9	67.2
Equipment Sales	252.5	143.0	109.6
Operating Expenses	1,660.6	832.9	827.6
Personnel	126.8	64.4	62.5
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,001.9	503.7	498.2
Depreciation and Amortization	337.8	169.0	168.8
Loss on Disposal of Property, Plant and Equipment	18.6	8.3	10.4
Communication Network Charges	155.8	77.7	78.1
Taxes and Public Dues	19.6	9.9	9.7
Operating Income	485.2	251.8	233.4
Non-Operating Income (loss)	(5.3)	(4.4)	(1.0)
Income Before Tax	479.9	247.5	232.4
Net Income	284.7	147.4	137.3

Note:	Operating Revenues from Voice Transmission Services (excluding IP) of NTT Communications for the three months ended Sept. 30, 2009 include revenues from telephone subscriber lines (51.7 billion yen). Operating Revenues from IP Services include revenues from OCN (41.1 billion yen), IP-VPN (19.6 billion yen) and Wide-area Ethernet (14.4 billion yen). Operating Revenues from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (1.5 billion yen), and Operating Revenues from Leased Circuit include conventional leased circuits (1.1 billion yen) and high-speed digital (9.8 billion yen).

* Partial listing only.